Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

PRECISION DRILLING CORPORATION

AND

WEATHERFORD INTERNATIONAL LTD.

DATED AS OF JUNE 6, 2005

i

ii

*	Pursuant to Regulation S-K Item 601(b)(2), the schedules and similar attachments to this exhibit are not filed. The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

iii

STOCK PURCHASE AGREEMENT

     This STOCK PURCHASE AGREEMENT (including the Exhibits hereto, this “Agreement”), dated as of June 6, 2005, is between PRECISION DRILLING CORPORATION, an Alberta corporation (“Seller”), and WEATHERFORD INTERNATIONAL LTD., a Bermuda exempted company (“Purchaser”).

RECITALS

     WHEREAS, the respective Boards of Directors of each of Seller and Purchaser deem it advisable, fair to and in the best interests of their respective corporations and stockholders that Purchaser acquire from Seller the subsidiaries of Seller set forth on Exhibit A hereto (each, a “Seller Sub”, and collectively the “Seller Subs”) under the terms and conditions set forth herein;

     WHEREAS, the Seller Companies (as defined in Section 3.1) conduct the energy services and the non-Canadian drilling operations of Seller;

     WHEREAS, upon the terms and subject to the conditions set forth herein, Purchaser or its permitted assign or assigns will purchase all of the outstanding shares of capital stock of each of the Seller Subs (the “Stock Purchase”); and

     WHEREAS, upon consummation of the Stock Purchase, each of the Seller Subs will become a direct or indirect wholly owned subsidiary of Purchaser;

     NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1

STOCK PURCHASE

     Section 1.1 SALE AND PURCHASE OF SHARES . At the Closing, upon the terms and subject to the conditions contained herein, Seller shall transfer, sell, assign and convey to Purchaser, and Purchaser shall purchase from Seller, all of the outstanding shares of capital stock of each of the Seller Subs, as set forth on Exhibit A hereto (the “Shares”), free and clear of all liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”) (other than those Liens created by Purchaser).

     Section 1.2 CLOSING . Subject to the terms and conditions of this Agreement, the closing of the Stock Purchase (the “Closing”) shall take place (i) at the offices of Fraser Milner Casgrain LLP, at 9:00 a.m., local time, on the second Business Day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions) shall be fulfilled or waived in accordance herewith or (ii) at such other time, date or place as Purchaser and Seller may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

ARTICLE 2

PURCHASE PRICE

     Section 2.1 AGGREGATE PURCHASE PRICE .

     (a) Subject to any adjustment required under Section 2.2 hereof, the aggregate purchase price to be paid by Purchaser to Seller in the Stock Purchase shall consist of (collectively, the “Aggregate Purchase Price”):

     (i) an amount in cash equal to CDN$1,130,000,000, which shall be paid at Closing by wire transfer to an account or accounts designated by Seller, subject to reduction, if any, pursuant to Section 6.3(a) (the “Cash Consideration”); and

     (ii) certificates representing 26,000,000 shares of Purchaser Common Stock, which shall be delivered to Seller as soon as practicable following the Closing (the “Stock Consideration”).

     (b) All of the shares of Purchaser Common Stock issued pursuant to this Section 2.1 shall be duly authorized and validly issued and free of preemptive rights, free and clear of all Liens, with no personal liability attaching to the ownership thereof.

     Section 2.2 WORKING CAPITAL AND PP&E ADJUSTMENT .

     (a) Within 90 calendar days after the Closing Date, Seller and Purchaser shall jointly prepare a balance sheet as of the Closing Date for the Seller Companies on a consolidated basis in accordance with Canadian generally accepted accounting principles consistently applied by Seller (“Closing Date Balance Sheet”) and a statement reflecting the current assets less current liabilities, plus property, plant and equipment (net of accumulated depreciation) (“PP&E”), each as defined in accordance with Canadian generally accepted accounting principles consistently applied by Seller, of the Seller Companies as of the Closing Date (the “Closing Working Capital and PP&E Value”) and the calculation thereof (the “Final Statement”). The calculation of the Closing Working Capital and PP&E Value shall (1) exclude (a) 50% of any impact due to changes in foreign exchange rates since December 31, 2004, (b) the net book value of any assets transferred to the Seller Companies pursuant to the terms of this Agreement or otherwise to satisfy any condition in this Agreement since December 31, 2004 and (c) any current assets, current liabilities and PP&E recorded as a result of the acquisitions indicated on Schedule 2.2(a) of the Seller Disclosure Letter, and (2) add back the purchase price paid out of current assets used to purchase the contemplated acquisition indicated on Schedule 2.2(a)(2)). Purchaser shall provide Seller with access to copies of all working papers and other relevant documents to prepare and verify the entries contained in the Final Statement. Within ten calendar days following agreement between Seller and Purchaser as to the Final Statement: (i) Purchaser shall pay to Seller the amount, if any, by which the Closing Working and PP&E Capital Value exceeds CDN$1,296,268,000 (the “December 31 Working Capital and PP&E Value”), or (ii) Seller shall pay to Purchaser the amount, if any, by which the December 31 Working Capital and PP&E Value exceeds the Closing Working Capital and PP&E Value.

     (b) If disputes with respect to the preparation of the Final Statement arise, either party may submit the specific matters in dispute to Deloitte & Touche LLP or such other nationally recognized independent accounting firm in Canada as may be approved by Seller and Purchaser, which firm shall render its opinion as to such matters. Based on such opinion, such independent accounting firm will then send to Seller and Purchaser its determination, based on Canadian generally accepted accounting principles consistently applied by Seller, on the specific matters in dispute within 30 days of the submission of all facts regarding the dispute to such independent accounting firm, which determination shall be final and binding on the parties hereto. Within five calendar days after delivery of such opinion to Seller and Purchaser, (i) Purchaser shall pay to Seller the amount, if any, by which the Closing Working Capital and PP&E Value exceeds the December 31 Working Capital and PP&E Value, or (ii) Seller shall pay to Purchaser the amount, if any, by which the December 31 Working Capital and PP&E Value exceeds the Closing Working Capital and PP&E Value. The fees and other costs charged by each party’s own independent accounting firm shall be borne by such party and the fees and other costs charged by the independent accounting firm shall be borne 50% by Purchaser and 50% by the Seller.

     Section 2.3 LIABILITIES ASSUMED BY SELLER . At the Closing, Seller shall assume all of the Seller Retained Liabilities (defined in Section 8.9(l)) effective as of the Closing Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

     Except as set forth in the disclosure letter delivered to Purchaser concurrently with the execution hereof (the “Seller Disclosure Letter”) in accordance with Section 8.17 or as disclosed with reasonable specificity in the Seller Reports (as defined in Section 3.7(a)), Seller represents and warrants to Purchaser that:

     Section 3.1 EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY .. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Alberta. Each of the Seller Subs is a corporation, limited liability company or partnership duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of organization. Each of Seller and the Seller Subs is duly qualified to do business and is in good standing under the laws of each jurisdiction in which the character of the material properties owned or leased by it therein or in which the transaction of any material part of its business makes such qualification necessary. Each of Seller and the Seller Subs has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the articles or certificate of incorporation and bylaws (or comparable governing documents) of each of Seller and the Seller Subs previously made available to Purchaser are true and correct and contain all amendments as of the date hereof. The Seller Subs and their Subsidiaries, which are shown on Schedule 3.1 of the Seller Disclosure Letter, are collectively referred to herein as the “Seller Companies.”

     Section 3.2 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS .. Seller has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The consummation by Seller of the transactions contemplated hereby has been duly authorized by all requisite corporate action. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

     Section 3.3 CAPITALIZATION . Schedule 3.3 of the Seller Disclosure Letter sets forth the authorized capital stock of each of the Seller Subs and the number of shares of capital stock of each of the Seller Subs issued and outstanding. All outstanding shares of capital stock of each of the Seller Subs have been duly authorized and validly issued, are fully paid and non-assessable and are wholly owned by Seller. Seller has good and valid title to all of such shares, free and clear of all Liens. No options, warrants or other rights to purchase, agreements or other obligations to issue or other rights (whether by law, pre-emptive or contractual) to convert any obligations into, or otherwise acquire, shares of capital stock or ownership interests in any of the Seller Subs are outstanding or will come into existence as a result of the execution of this Agreement or consummation of the transactions contemplated hereby.

     Section 3.4 SUBSIDIARIES . Each of the Subsidiaries of the Seller Subs is a corporation, limited liability company or partnership duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, has the corporate, limited liability company or partnership power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its material properties or the conduct of any material part of its business requires such qualification. All of the outstanding shares of capital stock of, or other ownership interests in, each of the Subsidiaries of the Seller Subs is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly as specified on Exhibit A hereto, by one of the Seller Subs free and clear of all Liens, except to the extent of any third-party minority ownership or Liens noted in Schedule 3.4 of the Seller Disclosure Letter. Except as set forth on Schedule 3.4 of the Seller Disclosure Letter, no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights (whether by law, pre-emptive or contractual) to convert any obligations into or otherwise acquire shares of capital stock or ownership interests in any of the Subsidiaries of the Seller Subs are outstanding or will come into existence as a result of the execution of this Agreement or consummation of the transactions contemplated hereby. Schedule 3.4 of the Seller Disclosure Letter sets forth for each of the Seller Companies, its name and jurisdiction of incorporation or organization. The Seller Companies hold all, and following Seller’s fulfillment of the transactions required by Section 5.12, neither Seller nor any of its Subsidiaries that are not Seller Companies shall own any, of the assets, contracts, permits and rights that are for the benefit of or are used, held for use, have historically been used or, based on the projections provided by Seller to Purchaser, are expected to be used in conducting the businesses of the Seller Companies in (a) the energy services business of Seller (consisting principally of (i) wireline services, which include (A) cased hole services, (B) open hole services, (C) mineral logging and (D) slickline services; (ii) drilling and evaluation services, which include (A) Measurement-While-Drilling (MWD), (B) Logging-While-Drilling (LWD), (C) Directional Drilling (DD) services, (D) Rotary Steerable Systems (RSS) and (E) Electromagnetic Telemetry (EM); and (iii) production services, which include (A) Controlled Pressure Drilling (CPD) including Underbalanced Drilling (UBD), (B) well testing and (C) rotating blowout preventer (RBOP) and (b) the international (i.e., outside Canada) portion of the contract drilling business of Seller (the “Business”); notwithstanding the foregoing, the Business shall not include the Excluded Business. Schedule

3.4 of the Seller Disclosure Letter sets forth a true, correct and complete list of all drilling rigs owned by each Seller Company, including type of rig, specifications, and equipment thereon.

     Section 3.5 NO VIOLATION . Neither Seller nor any of the Seller Companies is, or has received notice that it would be with the passage of time, in violation of any term, condition or provision of (a) its charter documents or bylaws, (b) any material loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or (c) any order of any court, Governmental Authority or arbitration board or tribunal, or, in all material respects, any law, ordinance, governmental rule or regulation to which Seller (to the extent necessary for the conduct of the Business) or any of the Seller Companies or any of their respective properties or assets is subject, or is delinquent with respect to any report required to be filed with any Governmental Authority. Seller and the Seller Companies hold all material permits, licenses, variances, exemptions, orders, franchises, concessions, warrants and other authorizations and approvals of all governmental authorities necessary for the lawful conduct of the Business (the “Seller Permits”). Seller and the Seller Companies are in compliance in all material respects with the terms of the Seller Permits. No investigation by any Governmental Authority with respect to Seller or any of the Seller Companies is pending or, to the Knowledge of Seller, threatened.

     Section 3.6 NO CONFLICT .

     (a) Neither the execution and delivery by Seller and the Seller Subs of this Agreement nor the consummation by Seller and the Seller Subs of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the charter documents or bylaws of Seller or any of the Seller Companies; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon, any of the material properties of Seller or any of the Seller Companies under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Seller or any of the Seller Companies under any of the terms, conditions or provisions of, any material note, bond, mortgage, indenture, deed of trust, Seller Permit, lease, contract, agreement, joint venture or other instrument or obligation to which Seller or any of the Seller Companies is a party, or by which Seller or any of the Seller Companies or any of their properties is bound or affected; or (iii) contravene or conflict in any material respect with or constitute a material violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Seller or any of the Seller Companies.

     (b) Neither the execution and delivery by Seller and the Seller Subs of this Agreement nor the consummation by Seller or the Seller Subs of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing, recording, publication or registration in any public office or with, any governmental or regulatory authority, other than filings required under (i) the Competition Act (Canada) and the Investment Canada Act (Canada), (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) the Securities Act of 1933, as amended (the “Securities Act”),

(v) applicable state and provincial securities and “Blue Sky” laws ((i) through (v), collectively, the “Regulatory Filings”), and (vi) such consents, approvals and authorizations that have been, or prior to the Closing will be, obtained.

     (c) Other than as contemplated by Section 3.6(b) or as set forth on Schedule 3.6 of the Seller Disclosure Letter, no consents, assignments, waivers, authorizations or other certificates are necessary in connection with the transactions contemplated hereby to provide for the continuation in full force and effect of all of the Seller Material Contracts (as hereinafter defined) or for Seller or the Seller Subs to consummate the transactions contemplated hereby.

     (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) result in or constitute the satisfaction of a condition to (whether or not there be any additional condition to) any payment from Seller or any of its Subsidiaries (including severance, unemployment compensation, parachute payment, bonus or otherwise) becoming due to any Employee (as defined in Section 3.11(a) hereof) or to any director or independent contractor of Seller or any of the Seller Companies under any Seller Plan (as defined in Section 3.11(c)) or otherwise; (ii) increase any benefits otherwise payable under any Seller Plan or otherwise; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     Section 3.7 PUBLIC DISCLOSURE DOCUMENTS; FINANCIAL STATEMENTS; PROJECTIONS .

     (a) Seller has made available to Purchaser each Annual Information Form, Management Information Circular, Annual Report, prospectus, registration statement and similar disclosure documents filed by Seller with the Alberta Securities Commission (“ASC”), the U.S. Securities and Exchange Commission (“SEC”), the Toronto Stock Exchange (“TSX”) or the New York Stock Exchange (“NYSE”) since December 31, 2002, each in the form (including exhibits and any amendments thereto) filed with the ASC, the SEC, the TSX or the NYSE prior to the date hereof (collectively, the “Seller Reports”), and Seller has filed all forms, reports and documents required to be filed by it with the ASC and the SEC pursuant to relevant securities statutes, regulations, policies and rules since such time and with the TSX and the NYSE pursuant to relevant listing requirements since such time. As of their respective dates, the Seller Reports (i) were prepared in accordance with the applicable requirements of the Alberta Securities Act, the Securities Act, the Exchange Act, the TSX and the NYSE, and the rules and regulations thereunder and complied with the then applicable accounting requirements and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified or superseded by subsequent filings with the ASC or the SEC prior to the date hereof. None of the Seller Companies is required to file any form, report or other document with the ASC, the SEC, the TSX or the NYSE. Each of the consolidated balance sheets contained in the Seller Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Seller and its Subsidiaries as of its date and each of the consolidated statements of operations, cash flows and shareholders’ equity contained in the Seller Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of

Seller and its Subsidiaries for the periods set forth therein, in each case in accordance with Canadian generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein, and except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

     (b) The consolidated financial statements dated as of December 31, 2004 (including the related notes and schedules) of the Seller Companies attached as Schedule 3.7(b) of the Seller Disclosure Letter and the audited consolidated financial statements (including the related notes and schedules) of the Seller Companies dated as of December 31, 2004 and the interim consolidated financial statements (including the related notes and schedules) of the Seller Companies dated as of March 31, 2005 and June 30, 2005 to be delivered by Seller to Purchaser pursuant to Section 5.3(d) hereof (the “Seller Companies Financial Statements”), do, or when delivered to Purchaser, will, fairly present in all material respects the consolidated financial position of the Seller Companies as of the dates set forth therein and the results of operations, cash flows and changes in stockholders’ equity for the periods set forth therein, in each case in accordance with Canadian generally accepted accounting principles consistently applied during the periods involved (but including notes with reconciliations to U.S. generally accepted accounting principles), except as may be noted therein, and except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

     (c) Seller and the Seller Companies (i) make and keep accurate books and records and (ii) maintain a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of the Seller Companies Financial Statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for its assets, (C) access to assets is permitted only in accordance with management’s authorization and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

     (d) (i) Seller and each of the Seller Companies have established and maintain internal controls; (ii) since the date of the most recent balance sheet of Seller and its consolidated subsidiaries reviewed or audited by its independent auditors, Seller has not been advised of (A) any significant deficiencies in the design or operation of its internal controls which could adversely affect the ability of Seller and each of the Seller Companies to record, process, summarize and report financial data, (B) any material weaknesses in its internal controls, or (C) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of Seller and each of the Seller Companies; and (iii) since the date of the most recent balance sheet of Seller and its consolidated subsidiaries reviewed or audited by its independent auditors, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls.

     (e) Subject to the cautionary statements and risk factors set forth in the Seller Reports, the financial projections for the Seller Companies for fiscal years 2005, 2006 and 2007 attached as Schedule 3.7(e) of the Seller Disclosure Letter are based on assumptions believed by Seller to be reasonable as of the date hereof, and as of the date hereof Seller has no Knowledge of any fact or circumstance that would make it unreasonable to believe that the Seller Companies could achieve the financial results set forth in such projections.

     Section 3.8 LITIGATION AND LIABILITIES . There are no actions, suits or proceedings pending against Seller or any of the Seller Companies or, to Seller’s Knowledge, threatened against Seller or any of the Seller Companies, at law or in equity, or before or by any federal, state or foreign commission, court, board, bureau, agency or instrumentality, other than those set forth on Schedule 3.8(i) of the Seller Disclosure Letter and those that would not have or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to (A) the Seller Companies on a consolidated basis or (B) the ability of Seller to consummate the transactions contemplated by this Agreement or fulfill the conditions to Closing set forth in Article 6. There are no outstanding judgments, decrees, injunctions, awards or orders against Seller or any of the Seller Companies. Except as set forth on Schedule 3.8(ii) of the Seller Disclosure Letter, there are no obligations or liabilities of any nature, whether accrued, absolute, contingent or otherwise, of any of the Seller Companies, other than those liabilities and obligations (a) that are disclosed in the Seller Companies Financial Statements delivered by Seller to Purchaser prior to the date of this Agreement, (b) that have been incurred in the ordinary course of business since December 31, 2004 or (c) that are related to expenses associated with the transactions contemplated by this Agreement.

     Section 3.9 ABSENCE OF CERTAIN CHANGES . Since December 31, 2004, each of the Seller Companies has conducted its business in all material respects only in the ordinary and usual course of business, and during such period there has not been (i) any Seller Material Adverse Change; (ii) through the date hereof, any material change by Seller or any of the Seller Companies (viewed on a consolidated basis) in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, except for changes required by generally accepted accounting principles; (iii) any material damage, destruction, or loss to the business or properties of any of the Seller Companies, taken as a whole, not covered by insurance; or (iv) through the date hereof, any increase in any Seller Plan or establishment of any new bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan covering any Employees or under which any Employees are eligible to participate, except in the ordinary course of business.

     Section 3.10 TAXES .

     (a) All Tax Returns of or relating to any Tax that are required to be filed on or before the Closing Date for, by, on behalf of or with respect to any of the Seller Companies, including, but not limited to, those relating to the income, business, operations or property of any of the Seller Companies and those which include or should include any of the Seller Companies (whether on a separate, consolidated, affiliated, combined, unitary or any other basis), have been or will be timely filed with the appropriate foreign, federal, provincial, state and local authorities on or before the Closing Date, and all Taxes shown to be due and payable on such Tax Returns or related to such Tax Returns have been or will be paid in full on or before the Closing Date.

     (b) All such Tax Returns were or will be correct and complete in all material respects and have been or will be prepared in compliance with all applicable laws and regulations, and reflect or will reflect all liabilities for Taxes for the periods covered by such Tax Returns. No position has been taken on any Tax Return of the Seller Companies that is contrary in any material respect to any publicly announced position of a taxing authority with respect to a transaction, plan or arrangement (or any similar transaction, plan or arrangement), or that is substantially similar to any position which a taxing authority has successfully challenged in the course of an examination of a Tax Return of a Seller Company.

     (c) Except as set forth on Schedule 3.10 of the Seller Disclosure Letter, none of the Seller or Seller Companies’ Tax Returns are under audit or examination by any foreign, federal, provincial, state or local authority and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or collection of any Tax or deficiency of any nature against Seller or any of the Seller Companies or with respect to any such Tax Return. No special agreements, rulings or compromises have been entered into between the Seller or any of the Seller Companies and any foreign, federal, provincial, state or local authority regarding the assessment or payment of Taxes by any of the Seller Companies. There are no suits or other actions, proceedings, investigations or claims now pending or threatened against Seller or any of the Seller Companies with respect to any Tax, or any matters under discussion with any foreign, federal, state or local authority (including with respect to jurisdictions where the Seller and Seller Companies do not file a Tax Return) relating to any Tax, or any claims for any additional Tax asserted by any such authority. Except as set forth on Schedule 3.10 of the Seller Disclosure Letter, no issue has been raised in any Tax examination or otherwise by a taxing authority that could be expected to result in the proposal or assertion of a Tax deficiency. Except as set forth on Schedule 3.10 of the Seller Disclosure Letter, Seller has no Knowledge of an intent by any foreign, federal, state or local taxing authority to open an audit, inquiry or other review or request for information related to Taxes and has no Knowledge that any such audit, inquiry or other review or request for information related to Taxes could reasonably be expected to be made by a taxing authority either before of after the Closing Date.

     (d) All Taxes assessed and due and owing from, against or related to any of the Seller Companies on or before the Closing Date have been or will be timely paid in full on or before the Closing Date.

     (e) All withholding Tax and Tax deposit requirements imposed on or otherwise the obligation of any of the Seller Companies with respect to amounts paid or owing to any employee, independent contractor, creditor or other person (whether related or unrelated) for any and all periods ending on or before the Closing Date, or through and including the Closing Date for periods that have not ended on or before the Closing Date, have been or will be timely satisfied in full on or before the Closing Date.

     (f) The financial statements contained in the Seller Companies Financial Statements reflect and include adequate charges, accruals, reserves and provisions for the payment in full of any and all Taxes payable with respect to any and all periods ending on or before the respective dates thereof.

     (g) Seller and the Seller Companies have complied in all material respects with all transfer pricing requirements imposed by any foreign, federal, provincial, state or local authority, including, but not limited to, the use of an arm’s length or similar amount for related person charges, filing of returns, preparation of reports, and the maintenance of records and other documentation supporting any related person charge or other amount. No such authority has proposed, asserted or otherwise discussed the possibility of a transfer pricing adjustment or failure to comply with any transfer pricing requirements with the Seller or any of the Seller Companies. Seller has no Knowledge that any transfer pricing adjustment could reasonably be expected to be proposed, asserted or raised by any authority either before or after the Closing Date. Seller has no Knowledge that, to the extent any transfer pricing documentation were to be reviewed by any authority, any transfer pricing adjustments would be proposed or asserted against Seller or any Seller Company.

     (h) No Seller Company is (or has been since December 31, 2000) a tax resident of a jurisdiction other than that in which such Seller Company was formed, incorporated or registered. Except as set forth on Schedule 3.10 of the Seller Disclosure Letter, Seller has no Knowledge that any Seller Company was a tax resident of a jurisdiction other than that in which such Seller Company was formed, incorporated or registered for any other period of time.

     (i) None of the Seller Companies are (or have been) a United States real property holding corporation (as defined in Section 897(c)(2) of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”)) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

     (j) None of Seller or any of the Seller Companies is a party to any Tax allocation or Tax sharing agreement that affects any of the Seller Companies.

     (k) Except as set forth on Schedule 3.10 of the Seller Disclosure Letter, none of Seller or any of the Seller Companies is or has been a member of any affiliated, consolidated, combined, unitary or similar group for Tax purposes.

     (l) All consolidated or unitary groups of which Seller or any of the Seller Companies is or has been a party have duly fulfilled, in a timely and accurate manner, all Tax-related obligations to any foreign, federal, provincial, state or local authority for the period up to the Closing Date. Adequate provisions for payment of all Taxes, including all obligations regarding the termination of any consolidated groups or fiscal unities of which Seller or any of the Seller Companies is or has been a party, have been made.

     (m) None of the Seller Companies have made or become obligated to make any payments that could be nondeductible by reason of Code Sections 280G (without regard to subsection (b)(4) thereof) or any similar provision imposed by federal, provincial, foreign, state or local law, nor will any Seller Company be required to “gross-up” or otherwise compensate any individual because of the imposition of any excise tax on such a payment to the individual.

     (n) Except as set forth on Schedule 3.10 of the Seller Disclosure Letter, during the current fiscal year and for the five previous fiscal years, neither Seller nor any of the Seller Companies has claimed or been granted exemptions from Taxes in connection with any amalgamation, reorganization or merger involving any Seller Company. Seller has no Knowledge that any amalgamation, reorganization or merger involving Seller or any of the Seller

Companies consummated before the Closing Date could reasonably be expected to give rise to the assessment or payment of Taxes after the Closing Date.

     (o) “Tax Returns” shall mean all returns, declarations, reports, statements, claims for refund, and other documents of, relating to, or required to be filed in respect of, any and all Taxes including any schedule or attachment thereto, and any amendment thereto. “Taxes” shall mean all Canadian federal, provincial, local, foreign and other taxes, charges, fees, duties, levies, imposts, customs or other assessments, including, without limitation, all net income, net proceeds, gross income, gross receipts, gross proceeds, sales, use, ad valorem, real and personal property (tangible and intangible), transfer, franchise, profits, profit share, license, lease, user, service, service use, value added, capital, withholding, payroll, environmental, employment, excise, estimated, alternative or add-on minimum, severance, stamp, occupation, premium, property, windfall profits, or other taxes, fees, assessments, customs, duties, levies, imposts or charges of any kind whatsoever, together with any interest, penalties, additions to tax, fines or other additional amounts imposed thereon or related thereto, and the term “Tax” shall mean any one of the foregoing Taxes.

     Section 3.11 EMPLOYEE BENEFIT PLANS .

     (a) Schedule 3.11 of the Seller Disclosure Letter contains a true, complete and accurate list, categorized by expatriates, foreign nationals, and placed foreign nationals, and, within such categories, by country of origin, of each director and each Person employed by the Seller Companies and those employees of Seller and its other Subsidiaries whose employment duties are substantially dedicated to the Business (the “Employees”), together with such individual’s title or job description and date of hire by Seller or any of its Subsidiaries, and, for each Employee who is compensated on a salaried basis, such individual’s salary, the last date of increase of his or her salary, and his or her incentive compensation arrangements with Seller or any of its Subsidiaries, indicating any Employees who are on medical, maternity or other leave of absence. Except as and to the extent set forth on Schedule 3.11 of the Seller Disclosure Letter, as of the date hereof, neither Seller nor any of the Seller Companies has received notification that any of the Employees presently plans to terminate his or her employment during the 2005 calendar year, whether by reason of the transactions contemplated by this Agreement or otherwise. Schedule 3.11 of the Seller Disclosure Letter sets forth a list of all stock options issued pursuant to any Seller Plan (as defined in Section 3.11(c) hereof) or otherwise issued to any Employee, including the name of the holder, the number of shares subject to the option, the exercise price, the vesting schedule, the expiration date, any change of control provisions, and the Seller Plan or other agreement pursuant to which the option was issued.

     (b) Except as and to the extent set forth on Schedule 3.11 of the Seller Disclosure Letter (i) Seller and each of the Seller Companies is, and during the last three years has been, in material compliance with all applicable laws in respect of employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health with respect to the Employees, and has not engaged in any unfair labor practices with respect to any Employees; (ii) there is no unfair labor practice charge or complaint by any Employee against Seller or any of its Subsidiaries pending or, to Seller’s Knowledge, threatened; (iii) no charges with respect to or relating to Seller or any of its Subsidiaries are pending before any agency responsible for the prevention of unlawful employment practices; (iv) neither Seller nor any of the Seller Companies has received notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to any of the Seller Companies or any of the Employees and no such investigation is in progress; (v) there are no complaints, lawsuits or other proceedings pending or threatened in any forum against the Seller or any of its Subsidiaries by or on behalf of any Employee, or any person who was previously an Employee, any applicant for employment or classes of the foregoing, alleging breach of any express or implied contract of employment, any law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship and (vi) without limiting the generality of the foregoing, there are no outstanding, pending or, to Seller’s Knowledge, threatened claims, actions, suits, complaints, grievances, investigations or proceedings by or before any court, tribunal, panel or Governmental Authority relating to any Employee or any Person who was previously an Employee of the Seller or any of the Seller Companies, including without limitation, any matters arising under or by virtue of the Employment Standards Code (Alberta), the Labour Relations Code (Alberta), the Occupational Health & Safety Act (Alberta), Workers’ Compensation Act (Alberta), the Human Rights, Citizenship and Multiculturalism Act (Alberta) and the Personal Information Protection Act (Alberta). None of Seller nor any of the Seller Companies has received any whistleblower complaints or any other complaints regarding accounting or auditing matters relating to Seller or any of its Subsidiaries.

     (c) Schedule 3.11 of the Seller Disclosure Letter contains a true, complete and accurate list and brief description of any employee welfare benefit plan or employee pension benefit plan, including, but not limited to, a plan that provides retirement income or results in deferrals of income by employees for periods extending to their terminations of employment or beyond, and a plan that provides medical, dental, surgical, or hospital care benefits or benefits in the event of sickness, accident, disability, death or unemployment and any other material employee benefit agreement or arrangement, including without limitation, any deferred compensation plan, incentive plan, bonus plan or arrangement, stock option plan, stock purchase plan, stock award plan, golden parachute agreement, severance pay plan, dependent care plan, cafeteria plan, employee assistance program, scholarship program, employment contract, retention incentive agreement, noncompetition agreement, consulting agreement, confidentiality agreement, vacation policy, or other similar plan or agreement or arrangement that has been sponsored, maintained or adopted by Seller or any of the Seller Companies at any time during the past three years, or has been approved by Seller or any of the Seller Companies but is not yet effective, for the benefit of any Employees or persons who were previously Employees (or their beneficiaries), or with respect to which any of the Seller Companies may have any liability (all of the foregoing, collectively, the “Seller Plans”). Seller shall have made available to Purchaser prior to the Closing Date true, complete and correct copies of all plan documents, summary plan descriptions, letters of determination, Form 5500’s, financial statements, funding vehicles, agreements pursuant to which any of the Seller Companies may be obligated to indemnify any Person, and filings with all applicable governmental agencies for the past three years relating to the foregoing Seller Plans.

     (d) Except as set forth on Schedule 3.11(d) of the Seller Disclosure Letter, each Seller Plan has been operated and administered in all respects in accordance with its terms and applicable laws and has been properly funded.

     (e) Except as set forth on Schedule 3.11 of the Seller Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in conjunction with another event (such as termination of employment) will (i) entitle any Employee or any person who was previously an Employee to severance pay from Seller or any of the Seller Companies or any other payment under a Seller Plan, (ii) accelerate the time of payment or vesting of benefits under a Seller Plan, or (iii) increase the amount of compensation due any Employee by Seller or any of the Seller Companies.

     (f) Neither Seller nor any of the Seller Companies provides employee post-retirement medical or health coverage for any Employee or contributes to or maintains any employee welfare benefit plan that provides for health benefit coverage following termination of employment of any Employee, nor has it made any representations, agreements, covenants or commitments to provide that coverage.

     (g) Neither Seller nor any of the Seller Companies, nor any of their respective officers, employees or agents, nor any of the Seller Plans, including the pension plans, or any trusts created thereunder, or any trustee or administrator thereof, has engaged in any prohibited transaction or act or any other breach of fiduciary responsibility that could subject any of the Seller Companies or the Purchaser to any Tax or penalty or to any liability under any applicable law or regulation.

     (h) Except as set forth on Schedule 3.11 of the Seller Disclosure Letter, each Seller Plan may be unilaterally amended or terminated by Purchaser without liability to Purchaser or any of the Seller Companies on or at any time after the Closing.

     (i) Any liabilities of any of the Seller Companies with respect to future obligations related to pension liabilities, including any unfunded pension plan liabilities, have been reflected in the financial statements of Seller included in the Seller Reports.

     (j) All contributions required to have been made as of the Closing to the Seller Plans pursuant to their terms and applicable law have been timely made.

     (k) There is no litigation, action, proceeding, audit, examination or claim pending, threatened or contemplated relating to any Seller Plan (other than routine claims for benefits).

     Section 3.12 LABOR MATTERS .

     (a) Schedule 3.12(a) of the Seller Disclosure Letter lists each of the collective bargaining or other labor union contracts applicable to any Employees or to which Seller or any of the Seller Companies is a party or is otherwise subject (the “Seller Bargaining Agreements”). To Seller’s Knowledge, Seller and each of the Seller Companies, as applicable, is in compliance with the Seller Bargaining Agreements. As of the date of this Agreement, there is no pending or, to Seller’s Knowledge, threatened labor dispute, strike, or work stoppage by any Employees against Seller or any of the Seller Companies.

     (b) Seller has provided Purchaser with true, complete and correct copies of (i) the Seller Bargaining Agreements, including any amendments thereto, (ii) the Seller Plans covering the

Employees represented by the Seller Bargaining Agreements (the “Seller Represented Employees”), including any amendments thereto, and (iii) summaries of the Seller Plans covering the Seller Represented Employees.

     Section 3.13 ENVIRONMENTAL MATTERS .

     (a) As used in this Agreement:

     (i) “Environmental Condition” shall mean any pollution, contamination, degradation, damage or injury caused by, related to or arising from the generation, handling, use, treatment, storage, transportation, disposal, discharge, release or emission of any Hazardous Materials.

     (ii) “Environmental Laws” means any and all applicable laws, statutes, regulations, rules, orders, ordinances, legally enforceable directives, and rules of common law of any Governmental Authority pertaining to protection of human health (to the extent arising from exposure to Hazardous Materials) or the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal, release, threatened release, discharge, or emission of Hazardous Materials into the indoor or outdoor environment) in effect at the time of Closing. The term “Environmental Laws” shall also include all guidelines published or recommended from time to time by entities or organizations such as the Canadian Counsel of Ministers of Environment and Alberta Environmental Protection.

     (iii) “Environmental Permits” means any and all permits, registrations, licenses, consents, exemptions, variances, authorizations, and similar approvals required under Environmental Laws.

     (iv) “Hazardous Materials” means (a) any substance or material that is listed, defined or otherwise designated as a hazardous substance under any Environmental Law, (b) any petroleum or petroleum products, (c) radioactive materials, urea formaldehyde, asbestos and PCBs, and (d) any other chemical, substance or waste that is regulated by any Governmental Authority under any Environmental Law.

     (v) “Waste Materials” shall mean any toxic or hazardous materials (including Hazardous Materials) or substances or solid wastes, including asbestos, buried contaminants, chemicals, flammable or explosive materials, radioactive materials, petroleum and petroleum products, and any other chemical, pollutant, contaminant, substance or waste that is regulated by any Governmental Authority under any Environmental Law. “Waste Materials” does not include useful products that are stored or maintained in authorized containers.

     (b) Except as would not give rise to or would not reasonably be expected to give rise to, any liability, demands, claims, actions or causes of action, assessments, losses, damages, remediation costs, penalties, fines, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) in excess of CDN$1,000,000 in the aggregate:

     (i) Each of the Seller Companies have at all times operated in compliance with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements and obligations of Environmental Laws and related orders of any court or other Governmental Authority.

     (ii) Except as set forth on Schedule 3.13(b)(ii) of the Seller Disclosure Letter, there are no existing, pending or threatened actions, suits, claims, investigations, inquiries or proceedings by or before any court or any other Governmental Authority directed against Seller or any of the Seller Companies or any of their assets that pertain or relate to (i) any obligations or liabilities, contingent or otherwise, under any applicable Environmental Law, (ii) violations of any Environmental Law or (iii) personal injury or property damage claims relating to the use, release or disposal of Hazardous Materials.

     (iii) All Environmental Permits required to be obtained or filed by Seller or any of the Seller Companies under all applicable Environmental Laws in connection with the operation or use of their assets or properties or the conduct of the Business have been duly obtained or filed and are in full force and effect and will remain in full force and effect following the Closing.

     (iv) Except as set forth on Schedule 3.13(b)(iv) of the Seller Disclosure Letter, neither the Seller nor any of the Seller Companies has received notice that any Environmental Permit is to be revoked or suspended by any Governmental Authority and none of the Seller Companies are currently operating or required to be operating under any compliance order, schedule, decree or agreement, any consent decree, order or agreement, or corrective action decree, order or agreement issued or entered into under, or pertaining to matters regulated by, any Environmental Law.

     (v) Except as set forth on Schedule 3.13(b)(v) of the Seller Disclosure Letter, neither Seller nor any of the Seller Companies owns or operates any underground storage tanks and has not polluted with any Hazardous Materials the soil or groundwater of any past or present premises of any of the Seller Companies.

     (vi) No portion of the assets or properties currently or previously leased or owned by Seller or any of the Seller Companies is part of any type of site designated as an environmental site under applicable law nor is part of a decontamination schedule or plan of any Governmental Authority.

     (vii) All Waste Materials generated by any of the Seller Companies have been transported, stored, treated and disposed of in compliance with all applicable Environmental Laws.

     (viii) No person has disposed of or released any Hazardous Materials on or under any asset or property currently or previously leased or owned by the any of the Seller Companies, and none of the Seller Companies have disposed of or released Hazardous Materials on or under the assets or properties currently or previously leased or owned by any of them.

     (ix) None of the assets or properties of any of the Seller Companies is encumbered by a Lien arising or imposed under Environmental Laws.

     (x) There are no existing or, to Seller’s Knowledge, proposed requirements under Environmental Laws that will require any of the Seller Companies to make capital improvements to their assets or properties or make other expenditures subsequent to the Closing to remain in compliance with Environmental Laws.

     (xi) No notice or other filing, consent or approval is required under any Environmental Law as a prerequisite to the consummation of the transactions contemplated hereby.

     (xii) Seller has provided to Purchaser copies of all environmental audits, assessments or other evaluations of any of the Seller Companies or any of their assets or properties.

     (xiii) Except as set forth in Schedule 3.13(b)(xiii) of the Seller Disclosure Letter, no facts or circumstances exist that could reasonably be expected to result in any liability with respect to the current or past business and operations of any of the Seller Companies or the assets or properties currently or previously leased or owned by any of the Seller Companies in connection with (i) any release, transportation or disposal of any Hazardous Materials or (ii) action taken or omitted that was not in full compliance with or was in violation of any applicable Environmental Law.

     Section 3.14 INTELLECTUAL PROPERTY . The Seller Companies own or possess all necessary licenses or other valid rights to use all material patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, proprietary information, applications for any of the foregoing and computer programs used or held for use in connection with the Business (collectively “Intellectual Property”), free and clear of material Liens, and there are no assertions or claims challenging the validity of any of the foregoing. Except in the ordinary course of business, neither Seller nor any of the Seller Companies has granted to any other person any license to use any of the Intellectual Property. Except as set forth on Schedule 3.14(i) of the Seller Disclosure Letter, the conduct of the Business as currently conducted does not conflict with any patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, proprietary information, applications for any of the foregoing and computer programs of other Persons. Except as set forth in Schedule 3.14(ii) of the Seller Disclosure Letter, no material claims are pending or, to the Knowledge of Seller, threatened that any of the Seller Companies is infringing or otherwise adversely affecting the rights of any Person with regard to any patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, proprietary information, applications for any of the foregoing and other proprietary intellectual property rights and computer programs. There is no material infringement of any Intellectual Property except as set forth in Schedule 3.14(iii) of the Seller Disclosure Letter. The consummation of the transactions contemplated by this Agreement will not result in the loss of any Intellectual Property. Schedule 3.14(iv) of the Seller Disclosure Letter sets forth all patents, licenses to patent rights, patent applications, trademarks, trade names, service marks, registered copyrights and all other Intellectual Property.

     Section 3.15 TITLE TO PROPERTIES; CONDITION OF ASSETS .

     (a) Schedule 3.15(a) of the Seller Disclosure Letter sets forth (i) each material parcel of real property that is owned or leased by Seller or any of the Seller Companies or that is otherwise used, held for use, or has historically been used in the Business, indicating the location, size, the purpose or use of each parcel, and whether such parcel is owned or leased; and (ii) each drilling rig that is owned or leased, indicating its location and whether it is owned or leased. Except for goods and other property sold, used or otherwise disposed of since December 31, 2004 in the ordinary course of business for fair value, as of the date hereof, Seller and the Seller Companies have good and indefeasible title to, or hold valid leasehold interests in, or valid rights of way, easements or licenses over, under and across, all their respective properties, interests in properties and assets, real and personal, reflected in Seller’s December 31, 2004 financial statements included in the Seller Reports, free and clear of any Lien, except: (i) Liens reflected in the balance sheet of Seller as of December 31, 2004 included in the Seller Reports; (ii) Liens for current ad valorem taxes, assessments or other governmental charges not yet due and payable; (iii) Liens of mechanics, materialmen, workmen and operators arising by operation of law in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings; and (iv) minor imperfections of title, encumbrances, easements and Liens that do not materially impair the usefulness or value of such property, interest or asset. All leases and other agreements pursuant to which Seller or any of the Seller Companies leases, subleases or otherwise acquires or obtains operating rights affecting any material real or personal property are valid, binding and enforceable in accordance with their terms in all material respects; and there is not, under any such leases, any existing or prospective material default or event of default or event which with notice or lapse of time, or both, would constitute a material default by Seller or any of the Seller Companies. No consents or other approvals of any lessor, or its lender, are required under, nor will any default occur under any material lease as a result of the consummation of the transactions contemplated by this Agreement.

     (b) The tangible assets of the Seller Companies (i) are in good operating condition and repair, subject to ordinary wear and tear, and have been maintained in accordance with standard industry practice, (ii) are adequate for the purpose for which they are being used and are capable of being used in the Business as presently conducted without present need for replacement or repair, except in the ordinary course of business, (iii) conform in all material respects with all applicable legal requirements, and (iv) in the aggregate provide the capacity to engage in the Business on a continuous basis, subject to routine maintenance. Through the date hereof, none of Seller nor any of the Seller Companies has deferred any capital or maintenance expenditures with respect to the Business.

     (c) No person, other than Purchaser, has any contract, agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a contract or agreement for the purchase or acquisition of any tangible assets of any of the Seller Companies other than for sales of inventory in the ordinary course of business.

     Section 3.16 INSURANCE . Schedule 3.16 of the Seller Disclosure Letter sets forth a list and brief description of all policies of insurance maintained, owned or held by Seller or its Affiliates on the date of this Agreement with respect to the Business or any of the Seller Companies, indicating whether such policies provide coverage on an occurrence or claims-made basis. Seller has insurance relating to the Business and covering such risks, and in such amounts, as Seller deems reasonably prudent. Seller shall keep or cause such insurance or comparable insurance to be kept in full force and effect through the Closing Date. Seller has complied in all material respects with each of such insurance policies and has not failed to give any notice or present any claim thereunder in a due and timely manner.

     Section 3.17 NO BROKERS . Neither Seller nor any of the Seller Companies has entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Purchaser, its permitted assigns, Seller, or any of the Seller Companies to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Seller has retained UBS Securities LLC to act as its financial advisor in connection with the transactions contemplated hereby and render the opinion referred to in Section 3.18.

     Section 3.18 OPINION OF FINANCIAL ADVISOR . The Board of Directors of Seller has received the opinion of UBS Securities LLC to the effect that, as of the date of the opinion and based upon and subject to the matters set forth therein, the Aggregate Purchase Price to be received by Seller for the Shares pursuant to this Agreement is fair, from a financial point of view, to Seller, it being understood and acknowledged by Purchaser that such opinion has been rendered for the benefit of the Board of Directors of Seller, and is not intended to, and may not, be relied upon by Purchaser, its Affiliates or their respective Subsidiaries.

     Section 3.19 CONTRACTS; DEBT INSTRUMENTS .

     (a) Except for documents listed in Schedule 3.19(a)(i) of the Seller Disclosure Letter (“Seller Material Contracts”), there are no contracts or leases that are (i) material to the properties, assets and liabilities (taken together), financial condition, results of operations, prospects or the Business of the Seller Companies on a consolidated basis or (ii) intercompany contracts between any of the Seller Companies and Seller or any of its other Subsidiaries. Except as set forth on Schedule 3.19(a)(ii) of the Seller Disclosure Letter, neither Seller nor any of the Seller Companies is in material violation of or in material default under (nor does there exist any condition which with the passage of time or the giving of notice or both would cause such a material violation of or material default under) any Seller Material Contract to which it is a party or by which it or any of its properties or assets is bound. Each Seller Material Contract is in full force and effect, and is a legal, valid and binding obligation of Seller or one of the Seller Companies and, to the Knowledge of Seller, each of the other parties thereto, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity. No condition exists or event has occurred which (whether with or without notice or lapse of time or both) would constitute a default by Seller or one of the Seller Companies or, to the Knowledge of Seller, any other party thereto under any Seller Material Contract or result in a right of termination of any Seller Material Contract.

     (b) Except as set forth on Schedule 3.19(b) of the Seller Disclosure Letter, which shall be eliminated prior to Closing, none of the Seller Companies has any debt, including intercompany debt between any of the Seller Companies and Seller or any of its other Subsidiaries, and none of the Seller Companies is a party to, or otherwise obligated under any loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any indebtedness may be incurred.

     (c) Except as set forth on Schedule 3.19(c) of the Seller Disclosure Letter, neither Seller nor any of the Seller Companies has entered into any contract, and there is no commitment, judgment, injunction, order or decree to which Seller or any of the Seller Companies is a party or subject to, that has or would reasonably be expected to have the effect of prohibiting or impairing the conduct of the Business in any material respect by any of the Seller Companies or any material contract that may be terminable as a result of Purchaser’s status as a competitor of any party to such contract. Any payments required to eliminate the items set forth on Schedule 3.19(c) of the Seller Disclosure Letter shall be made prior to Closing.

     Section 3.20 BOARD APPROVAL; NO SHAREHOLDER VOTE REQUIRED .. The Board of Directors of Seller, at a meeting duly called and held, have by unanimous vote of those directors present, approved and adopted this Agreement and the transactions contemplated hereby. No vote of the shareholders of Seller is necessary to approve this Agreement and the transactions contemplated hereby.

     Section 3.21 CERTAIN CONTRACTS . Except as set forth on Schedule 3.21 of the Seller Disclosure Letter, neither Seller nor any of the Seller Companies is a party to or bound by (i) any non-competition agreement or any other agreement or obligation which purports to limit the manner in which, or the localities in which, the Business of the Seller Companies, taken as a whole, or (to the Knowledge of Seller) the current business of Purchaser and its Subsidiaries, taken as a whole, is conducted or (ii) any executory agreement or obligation which pertains to the acquisition or disposition of any material asset, or which provides any third party any Lien, claim or preferential right with regard thereto. Any payments required to eliminate the items set forth on Schedule 3.21 of the Seller Disclosure Letter shall be made prior to Closing.

     Section 3.22 ACQUISITION OF SHARES FOR INVESTMENT .

     (a) Seller is acquiring the shares of Purchaser Common Stock to be issued by Purchaser pursuant to this Agreement for its own account for investment and not for resale or with a view to distribution thereof in violation of the Securities Act.

     (b) Seller understands that the sale, transfer or assignment of the shares of Purchaser Common Stock to be issued by Purchaser pursuant to this Agreement have not been registered under the Securities Act and that such shares may not be sold, transferred or assigned unless the sale, transfer or assignment is first registered under the Securities Act or as may be otherwise permitted under the rules and regulations of the SEC in effect at the time of sale, transfer or assignment, and then only in compliance with all applicable Canadian, U.S. and foreign federal, provincial and state securities laws. A legend will be placed on such shares to that effect, and Purchaser may prevent transfers that Purchaser reasonably believes do not comply with such requirements.

     (c) To Seller’s Knowledge, no Canadian or U.S. federal, provincial or state agency has made any finding or determination as to the fairness of an investment in, nor any recommendation or endorsement of, the shares of Purchaser Common Stock to be issued by Purchaser pursuant to this Agreement.

     Section 3.23 FOREIGN CORRUPT PRACTICES ACT . No payments or inducements have been made or given, directly or indirectly, to any federal or local official or candidate for, any federal or state office in the United States or foreign offices by Seller or any of the Seller Companies, by any of their officers, directors, employees or agents or, to the Knowledge of Seller, by any other person in connection with any opportunity, contract, permit, certificate, consent, order, approval, waiver or other authorization relating to the business of the Seller or any of the Seller Companies, except for such payments or inducements as were lawful under applicable laws, rules and regulations. Neither Seller nor any of the Seller Companies, nor, to the best Knowledge of Seller, any director, officer, agent, employee or other person associated with or acting on behalf of Seller or any of the Seller Companies, (i) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or any similar laws (to the extent any such law is applicable to Seller or any of the Seller Companies); or (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the business of Seller or any of the Seller Companies.

     Section 3.24 WARRANTIES AND PRODUCT LIABILITY . Except for (a) warranties implied by law and (b) warranties disclosed in Schedule 3.24 of the Seller Disclosure Letter, none of the Seller Companies has given or made any warranties in connection with the sale or rental of goods or services on or prior to the Closing Date including, without limitation, warranties covering the customer’s consequential damages. There is no present claim received by or, to the Knowledge of Seller, that has been made against, any of the Seller Companies with respect to warranties relating to products manufactured, sold, rented or distributed by the Seller Companies, or services performed by or on behalf of the Seller Companies on or prior to the Closing Date which is material. Seller has provided to the Purchaser all significant information Known to Seller relating to any defect or alleged defect with respect to the services provided by any of the Seller Companies and the products manufactured, sold, rented or distributed by any of the Seller Companies, and set forth in Schedule 3.24 of the Seller Disclosure Letter is a list and brief description of each such defect. Schedule 3.24 of the Seller Disclosure Letter also sets forth all product liability and warranty claims made against any Seller Company during the past three fiscal years and the current fiscal year to date and the status and disposition thereof.

     Section 3.25 AFFILIATE TRANSACTIONS . Except as set forth in Schedule 3.25 of the Seller Disclosure Letter, (a) no officer, director, or shareholder of Seller, any of the Seller Companies or any of their Affiliates or, to the Knowledge of Seller, any member of any of their immediate families (each an, “Insider”) has any interest in any assets used in or pertaining to the Business (other than ownership of equity securities of Seller and other than contracts or agreements between two or more of the Seller Companies and no other Person), (b) to the Knowledge of Seller, no Insider has any interest in any competitor, supplier or customer of any of the Seller Companies except for passive investments in less than three percent (3%) of the outstanding equity securities of publicly traded entities as to which such Insider has no active role in management, operations and/or the conduct of business, and (c) none of the Seller

Companies is a party to any contract or other agreement with any Insider with respect to the operation of the Business (other than contracts or agreements between two or more of the Seller Companies and no other Person). No Insider has any cause of action or other claim whatsoever against, or owes any amount to, any of the Seller Companies except, as to any Insider who is an employee of any Seller Companies, for claims in the ordinary course of business for accrued vacation pay, accrued benefits under the Seller Plans and similar matters.

     Section 3.26 RELATIONS WITH CUSTOMERS AND SUPPLIERS . To Seller’s Knowledge, the Seller Companies have satisfactory commercial relationships with their respective significant customers and with their respective significant suppliers. Except as set forth in Schedule 3.26(i) of the Seller Disclosure Letter, neither the Seller nor any the Seller Companies has received any notice that any significant customer or significant supplier intends to, or desires to, cease its business relationship with any of the Seller Companies, curtail or delay purchases from or sales to any of the Seller Companies, to renegotiate pricing or terms with any of the Seller Companies, alter any contract with any of the Seller Companies or cease or reduce, curtail or delay its operations or expenditures in any material respect. Except as set forth in Schedule 3.26(ii) of the Seller Disclosure Letter, to the Knowledge of Seller, there are no expected material losses or significant reductions in margins expected to be realized by any of the Seller Companies under, or penalties or refunds payable by any of the Seller Companies under, any of its contracts.

     Section 3.27 RESIDENCY. Seller is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Except as set forth in the disclosure letter delivered to Seller concurrently with the execution hereof (the “Purchaser Disclosure Letter”) in accordance with Section 8.17 or as disclosed with reasonable specificity in the Purchaser Reports (as defined in Section 4.6), Purchaser represents and warrants to Seller that:

     Section 4.1 EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY . Purchaser and each of its Subsidiaries have been duly organized and are validly existing and in good standing under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified or have such power or authority could not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the businesses, properties, management, financial position, stockholders’ equity, results of operations or prospects of Purchaser and its Subsidiaries taken as a whole.

     Section 4.2 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS . Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party. The consummation by Purchaser of the transactions contemplated hereby has been duly authorized by all requisite corporate action. This Agreement constitutes the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

     Section 4.3 CAPITALIZATION .

     (a) The authorized capital stock of Purchaser consists of 500,000,000 common shares, par value US$1.00 per share (“Purchaser Common Stock”), and 10,000,000 undesignated preference shares, par value US$1.00 per share (“Purchaser Preferred Stock”). As of May 31, 2005, there were (a) 138,350,896 shares of Purchaser Common Stock issued and outstanding (exclusive of unvested restricted shares), (b) no shares of Purchaser Preferred Stock issued and outstanding, (c) 12,175,635 shares of Purchaser Common Stock issuable pursuant to options granted under the stock options plans of Purchaser described in the Purchaser Reports (the “Purchaser Stock Plans”), (d) 1,426,199 unvested restricted shares of Purchaser Common Stock issued under the Purchaser Stock Plans and (e) 3,232,214 shares of Purchaser Common Stock issuable under a warrant. All issued and outstanding shares of Purchaser Common Stock (i) are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) were not issued in violation of the terms of any agreement or other understanding binding upon Purchaser and (iii) were issued in compliance with all charter documents of Purchaser and all applicable U.S. federal and state securities laws, rules and regulations.

     (b) The shares of Purchaser Common Stock to be issued to Seller as Stock Consideration hereunder have been duly authorized and, upon issuance and payment therefor, shall be validly issued, fully paid and non-assessable. Upon delivery of such shares pursuant to Article 2 hereof, good and valid title to such shares, free and clear of all Liens, will pass to Seller.

     Section 4.4 NO VIOLATION . Neither Purchaser nor any of its Subsidiaries is, or has received notice that it would be with the passage of time, in violation of any term, condition or provision of (a) its charter or bylaws or similar organizational documents, (b) any material loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or (c) any order of any court, Governmental Authority or arbitration board or tribunal, or, in all material respects, any law, ordinance, governmental rule or regulation to which Purchaser or any of its Subsidiaries or any of their respective properties or assets is subject. Purchaser and its Subsidiaries hold all material permits, licenses, variances, exemptions, orders, franchises, concessions, warrants and other authorizations and approvals of all governmental authorities necessary for the lawful conduct of their businesses as currently conducted (the “Purchaser Permits”). No investigation by any Governmental Authority with respect to Purchaser or any of its Subsidiaries is pending or, to the Knowledge of Purchaser, threatened.

     Section 4.5 NO CONFLICT . Neither the execution and delivery by Purchaser of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the charter or bylaws or similar organizational documents of Purchaser or any of its Subsidiaries; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Purchaser or any of its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Purchaser Permit, lease, contract, agreement, joint venture or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or by which Purchaser or any of its Subsidiaries or any of their properties is bound or affected; or (iii) contravene or conflict in any material respect with or constitute a material violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Purchaser or any of its Subsidiaries.

     (a) Neither the execution and delivery by Purchaser of this Agreement nor the consummation by Purchaser of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing, recording, publication or registration in any public office or with, any governmental or regulatory authority, other than the Regulatory Filings and such consents, approvals and authorizations that have been, or prior to the Closing will be, obtained.

     (b) Other than as contemplated by Section 4.5(b), no consents, assignments, waivers, authorizations or other certificates are necessary in connection with the transactions contemplated hereby for Purchaser to consummate the transactions contemplated hereby.

     Section 4.6 PUBLIC DISCLOSURE DOCUMENTS . Purchaser has made available to Seller each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by Purchaser with the SEC since December 31, 2002, each in the form (including exhibits and any amendments thereto) filed with the SEC prior to the date hereof (collectively, the “Purchaser Reports”), and Purchaser has filed all forms, reports and documents required to be filed by it with the SEC pursuant to relevant securities statutes, regulations, policies and rules since such time. As of their respective dates, the Purchaser Reports (i) were prepared in accordance with the applicable requirements of the NYSE, the Securities Act, the Exchange Act, and the rules and regulations thereunder and complied with the then applicable accounting requirements and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified or superseded by subsequent filings with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Purchaser Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Purchaser and its Subsidiaries as of its date and each of the consolidated statements of operations, cash flows and shareholders’ equity included in or incorporated by reference into the Purchaser Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of Purchaser and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to such exceptions as may be permitted by Form 10 Q of the SEC), in each case in accordance with U.S. generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein, and except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

     Section 4.7 CONTROLS AND PROCEDURES. (i) Purchaser has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act); (ii) such disclosure controls and procedures are designed to ensure that information required to be disclosed by Purchaser in the reports it files or submits under the Exchange Act is accumulated and communicated to Purchaser’s management, including its principal executive officer and its principal financial officer, as appropriate, to allow timely decisions regarding required disclosure; and (iii) such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established. Since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

     (b) Since the date of the filing of Purchaser’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, Purchaser’s auditors and the audit committee of the board of directors of Purchaser (or persons fulfilling the equivalent function) have not been advised of (i) any significant deficiencies in the design or operation of internal controls which could adversely affect Purchaser’s ability to record, process, summarize and report financial data nor any material weaknesses in internal controls; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls. Since the date of the filing of Purchaser’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, except as set forth on Schedule 4.7(b) of the Purchaser Disclosure Letter, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Section 4.8 LITIGATION AND LIABILITIES . Except as set forth on Schedule 4.8 of the Purchaser Disclosure Letter, there are no actions, suits or proceedings pending against Purchaser or any of its Subsidiaries or, to Purchaser’s Knowledge, threatened against Purchaser or any of its Subsidiaries, at law or in equity, or before or by any federal, state or foreign commission, court, board, bureau, agency or instrumentality, other than those set forth on Schedule 4.8 of the Purchaser Disclosure Letter and those that would not have or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to (A) Purchaser and its Subsidiaries on a consolidated basis or (B) the ability of Purchaser to consummate the transactions contemplated by this Agreement or fulfill the conditions to closing set forth in Article 6. There are no outstanding judgments, decrees, injunctions, awards or orders against Purchaser or any of its Subsidiaries. There are no obligations or liabilities of any nature, whether accrued, absolute, contingent or otherwise, of Purchaser or any of its Subsidiaries, other than those liabilities and obligations (a) that are disclosed in the Purchaser Reports, (b) that have been incurred in the ordinary course of business since December 31, 2004 or (c) that are related to expenses associated with the transactions contemplated by this Agreement.

     Section 4.9 ABSENCE OF CERTAIN CHANGES . Since December 31, 2004, there has not been (i) any Purchaser Material Adverse Change; (ii) through the date hereof, any material change by Purchaser or any of its Subsidiaries (viewed on a consolidated basis) in any of its accounting methods, principles or practices or any of its tax methods, practices or elections, except for changes required by U.S. generally accepted accounting principles; or (iii) any material damage, destruction, or loss to the business or properties of Purchaser and its Subsidiaries, taken as a whole, not covered by insurance.

     Section 4.10 TAXES . Purchaser and its Subsidiaries have filed all federal, state and local income and franchise tax returns required to be filed through the date hereof and have paid all taxes due thereon, and no tax deficiency has been determined adversely to Purchaser or any of its Subsidiaries which has had (nor does Purchaser have any Knowledge of any tax deficiency which, if determined adversely to Purchaser or any of its Subsidiaries, would have or would reasonably be expected to have), individually or in the aggregate, a material adverse effect with respect to the business, assets and liabilities (taken together), results of operations, financial condition of Purchaser and its Subsidiaries on a consolidated basis. The charges, accruals and reserves on the books of Purchaser and its Subsidiaries in respect of taxes or other governmental charges are, in the opinion of Purchaser, adequate.

     Section 4.11 EMPLOYEE BENEFIT PLANS . Purchaser and its Subsidiaries are in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”); no “reportable event” (as defined in ERISA) has occurred with respect to any “pension plan” (as defined in ERISA) for which Purchaser or any of its Subsidiaries could have any liability; neither Purchaser nor any of its Subsidiaries has incurred and none of them expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “pension plan” or (ii) Sections 412 or 4971 of the Code; and each “pension plan” for which Purchaser or any of its Subsidiaries would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification. With respect to each employee benefit plan for which Purchaser or any of its Subsidiaries may have any liability, contingent or otherwise, that is subject to the laws of any jurisdiction outside of the United States (a “Foreign Plan”) (i) the Foreign Plan is, and has been established, registered (where required), qualified, administered, funded (where required) and invested in compliance in all material respects with the terms thereof and all applicable laws, (ii) full payment has been made in a timely manner of all amounts which are required to be made as contributions, payments or premiums to or in respect of any Foreign Plan under applicable law or under the terms of the Foreign Plan, except as would not result in a material liability to Purchaser and its Subsidiaries and (iii) no taxes, penalties or fees are owing or assessable with respect to any Foreign Plan, except as would not result in a material liability to Purchaser and its Subsidiaries.

     Section 4.12 LABOR MATTERS . As of the date of this Agreement, there is no pending or, to Purchaser’s Knowledge, threatened labor dispute, strike, or work stoppage by any employees against Purchaser or any of its Subsidiaries that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to the business, assets and liabilities (taken together), results of operations, financial condition of Purchaser and its Subsidiaries on a consolidated basis.

     Section 4.13 ENVIRONMENTAL MATTERS . There has been no storage, disposal, generation, manufacture, refinement, transportation, handling or treatment of Hazardous Materials by Purchaser or any of its Subsidiaries (or, to the Knowledge of Purchaser, any of their predecessors in interest) at, upon or from any of the property now or previously owned or leased by Purchaser or its Subsidiaries in violation of any Environmental Law or which would require remedial action under any Environmental Law, except for any violation or remedial action as would not have and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect with respect to the business, assets and liabilities (taken together), results of operations, financial condition of Purchaser and its Subsidiaries on a consolidated basis; there has been no material spill, discharge, leak, emission, injection, escape, dumping or release of any kind onto such property or into the environment surrounding such property of any Hazardous Materials due to or caused by Purchaser or any of its Subsidiaries or with respect to which Purchaser or any of its Subsidiaries have Knowledge, except for any such spill, discharge, leak, emission, injection, escape, dumping or release which would not have and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect with respect to the business, assets and liabilities (taken together), results of operations, financial condition of Purchaser and its Subsidiaries on a consolidated basis.

     Section 4.14 INTELLECTUAL PROPERTY . Purchaser and each of its Subsidiaries own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights and licenses necessary for the conduct of their respective businesses and have no reason to believe that the conduct of their respective businesses will conflict with, and have not received any notice of any claim of conflict with, any such rights of others, except where such conflict would not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to the business, assets and liabilities (taken together), results of operations, financial condition of Purchaser and its Subsidiaries on a consolidated basis.

     Section 4.15 TITLE TO PROPERTIES . Purchaser and each of its Subsidiaries have good and indefeasible title in fee simple to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all Liens, except such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Purchaser and its Subsidiaries; and all assets held under lease by Purchaser and its Subsidiaries are held by them under valid, subsisting and enforceable leases, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by Purchaser and its Subsidiaries.

     Section 4.16 INSURANCE . Purchaser and each of its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as they reasonably deem sufficient for the conduct of their respective businesses and the value of their respective properties, and neither Purchaser nor any Subsidiary has received notice of cancellation or non-renewal of such insurance.

     Section 4.17 NO BROKERS . Purchaser has not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Seller, Purchaser, its permitted assigns or any of the Seller Companies to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Purchaser has retained Goldman, Sachs & Co. to act as its financial advisor in connection with the transactions contemplated hereby and render the opinion referred to in Section 4.18.

     Section 4.18 OPINION OF FINANCIAL ADVISOR . The Board of Directors of Purchaser has received the opinion of Goldman, Sachs & Co., dated the date hereof, to the effect that, as of such date, and based upon and subject to the matters set forth therein, the Aggregate Purchase Price to be paid by Purchaser for the Shares pursuant to this Agreement is fair, from a financial point of view, to Purchaser; it being understood and acknowledged by Purchaser that such opinion has been rendered for the benefit of the Board of Directors of Purchaser, and is not intended to, and may not, be relied upon by Seller, its Affiliates or their respective Subsidiaries.

     Section 4.19 BOARD APPROVAL; NO STOCKHOLDER VOTE REQUIRED . The Board of Directors of Purchaser, at a meeting duly called and held, has by unanimous vote of those directors present, approved and adopted this Agreement and the transactions contemplated hereby. No vote of the shareholders of Purchaser is necessary to approve and adopt this Agreement and the transactions contemplated hereby.

     Section 4.20 NO RIGHTS PLAN OR AGREEMENT . Purchaser has not adopted any so-called “poison pill” rights plan or agreement.

     Section 4.21 NO REGISTRATION RIGHTS . No Person has the right to require Purchaser or any of its Subsidiaries to register any securities for sale under the Securities Act on the basis of the filing by Purchaser of a registration statement with the SEC or the issuance and sale of Purchaser Common Stock to be delivered by Purchaser to Seller hereunder.

     Section 4.22 NO STABILIZATION . Purchaser has not taken, directly or indirectly, any action in connection with the transactions contemplated under this Agreement that would be in violation of Regulation M promulgated by the SEC.

     Section 4.23 FOREIGN CORRUPT PRACTICES ACT . Neither Purchaser nor any of its Subsidiaries has violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or similar law, ordinance, rule or regulation applicable to Purchaser and its Subsidiaries.

     Section 4.24 AVAILABLE FUNDS . As of the Closing, Purchaser will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Cash Consideration as required by Article 2 hereof and to timely pay any and all other amounts to be paid by it under this Agreement and all other agreements entered into in connection herewith.

ARTICLE 5

COVENANTS

     Section 5.1 CONDUCT OF BUSINESS .

     (a) Prior to the Closing, except as set forth in the Seller Disclosure Letter or as expressly contemplated by this Agreement or as consented to in writing by Purchaser (which consent shall not be unreasonably withheld), Seller:

     (i) shall cause each of the Seller Companies to conduct its operations according to their usual, regular and ordinary course (including the making of capital expenditures consistent with Schedule 5.1(a)(i) of the Seller Disclosure Letter) in substantially the same manner as heretofore conducted;

     (ii) shall cause each of the Seller Companies to use its reasonable best efforts to preserve intact its business organization and goodwill and to maintain satisfactory relationships with those persons having business relationships with it;

     (iii) shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to keep available the services of the Employees;

     (iv) shall, and shall cause each of the Seller Companies to, use all reasonable efforts to maintain the assets and properties of the Seller Companies in a state of repair, order and condition consistent with their usual practice;

     (v) shall, and shall cause each of the Seller Companies to, preserve and maintain all rights that any of the Seller Companies now enjoy in and to the Intellectual Property and not sell, assign, transfer, lease or otherwise dispose of any Intellectual Property;

     (vi) shall, and shall cause each of the Seller Companies to, comply in all material respects with all statutes, laws, orders and regulations applicable to any of the Seller Companies and to the conduct of any of the Seller Companies;

     (vii) shall not amend the certificate of incorporation or bylaws (or comparable governing documents) of any of the Seller Companies;

     (viii) shall promptly notify Purchaser of any Seller Material Adverse Change in its or any of the Seller Companies’ financial condition or business or any termination, cancellation, repudiation or material breach of any Seller Material Contract (or communications expressly indicating the same may be contemplated), or the institution of any material litigation or material governmental complaints, investigations or hearings (or communications in writing indicating the same may be contemplated) relating to or affecting the Business or any of the Seller Companies, or the breach in any material respect of any representation or warranty contained herein without regard to any materiality qualifiers therein;

     (ix) shall promptly make available (in paper form or via the Internet) to Purchaser true and correct copies of any report, statement or schedule filed with the ASC, the SEC, the TSX or the NYSE subsequent to the date of this Agreement;

     (x) shall not permit any of the Seller Companies to issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof;

     (xi) shall not, and shall not permit any of the Seller Companies to, (A) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock to any Employee; (B) increase any compensation or benefits of any Employee or any officer, director or agent of any of the Seller Companies in their capacities as such (other than regularly scheduled increases in accordance with past practices) or enter into or amend any employment agreement or severance agreement with any Employee or any of its present or future officers; or (C) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) relating to the Employees or amend (except as required by law) any Seller Plan in any material respect, except as required by law or this Agreement;

     (xii) shall not permit any of the Seller Companies to (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock, or (B) redeem, purchase or otherwise acquire any shares of its capital stock or any option, warrant, conversion right or other right to acquire such shares, or make any commitment for any such action;

     (xiii) shall not, and shall not permit any of the Seller Companies to, sell, lease or otherwise dispose of any of the assets used, held for use or historically used in the Business, individually or in the aggregate, except in the ordinary course of business and for fair value;

     (xiv) shall not, and shall cause each of the Seller Companies not to, move any of the assets of any of the Seller Companies to a new geographic location other than in the usual and ordinary course of business;

     (xv) shall not permit any of the Seller Companies to, except pursuant to contractual commitments in effect on the date hereof, authorize, propose, agree to, enter into or consummate any merger, consolidation or business combination transaction (other than the Stock Purchase) or acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial amount of the assets (other than inventory in the ordinary course of business consistent with past practices) of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

     (xvi) shall, and shall cause each of the Seller Companies to, maintain the books of account and records relating to any of the Seller Companies in the usual, regular and ordinary manner, in accordance with the usual accounting practices of any of the Seller

Companies applied on a consistent basis and not increase the carrying value of any assets or properties above their historical costs;

     (xvii) shall not, except as may be required as a result of a change in law or in Canadian generally accepted accounting principles, change any of the accounting principles or practices used by it or any of the Seller Companies;

     (xviii) shall, and shall cause each of the Seller Companies to, use reasonable best efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for such party;

     (xix) shall not, and shall not permit any of the Seller Companies to, (A) make or rescind any express or deemed election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (C) file an amended Tax Return related to any of the Seller Companies, (D) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or (E) change in any respect any of its methods of reporting any item for Tax purposes, except as may be required by applicable law;

     (xx) shall not permit any of the Seller Companies to (A) incur any indebtedness for borrowed money (except short-term borrowings under credit lines in existence as of the date of this Agreement and disclosed in the Seller Disclosure Letter or disclosed with reasonable specificity in the Seller Reports) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or any of the Seller Companies or guarantee any debt securities of others, (B) except in the ordinary course of business, enter into or materially extend or amend any material lease (whether such lease is an operating or capital lease) or create or materially extend any material mortgages, liens, security interests or other encumbrances on the property of any of the Seller Companies in connection with any indebtedness thereof or (C) make or commit to make aggregate capital expenditures in excess of those set forth in Schedule 5.1(a)(i) of the Seller Disclosure Letter;

     (xxi) subject to Section 5.3, shall not take any action that is likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the Stock Purchase;

     (xxii) shall not, and shall not permit any of the Seller Companies to, terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of the Seller Companies is a party; and during such period shall enforce, to the fullest extent permitted under applicable law, the provisions of such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of Canada or any province having jurisdiction;

     (xxiii) shall not, and shall not permit any of the Seller Companies to, purchase any Purchaser Common Stock or any other debt, equity or other securities of Purchaser;

     (xxiv) shall not permit any of the Seller Companies to enter into any joint venture, partnership or other joint business venture with any person;

     (xxv) shall not, and shall not permit any of its Subsidiaries to, settle for any non-monetary relief or, with respect to monetary relief, for an amount in excess of CDN$200,000 per claim (not to exceed CDN$1,000,000 in the aggregate) any claims or lawsuits relating to any of the Seller Companies or to the Business; and

     (xxvi) shall not, nor shall it permit any of the Seller Companies to, agree in writing or otherwise to take any of the foregoing actions.

     (b) Prior to the Closing, except as set forth in the Purchaser Disclosure Letter or as expressly contemplated by this Agreement or as consented to in writing by Seller, Purchaser:

     (i) shall promptly notify Seller of any Purchaser Material Adverse Change in its financial condition or business, or the institution of any material litigation or material governmental complaints, investigations or hearings (or communications in writing indicating the same may be contemplated), or the breach in any material respect of any representation or warranty contained herein;

     (ii) shall promptly make available (in paper form or via the Internet) to Seller true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement;

     (iii) shall not declare, set aside or pay any dividend with respect to any shares of Purchaser Common Stock;

     (iv) shall not, except as may be required as a result of a change in law or in U.S. generally accepted accounting principles, change any of the accounting principles or practices used by it;

     (v) subject to Section 5.3, shall not take any action that is likely to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the Stock Purchase;

     (vi) shall not split, combine, subdivide or reclassify any outstanding shares of Purchaser Common Stock; and

     (vii) shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any of the foregoing actions.

     Section 5.2 NO SOLICITATION BY SELLER .

     (a) Seller agrees that from the date hereof until the earlier of the Closing or the termination of this Agreement, neither it nor any of the Seller Companies: (i) will (or will permit its or its Subsidiaries’ officers, directors, employees, agents or representatives, including any investment banker, attorney or accountant retained by Seller or any of its Subsidiaries, to) solicit, initiate or encourage (including by way of furnishing non-public information) any inquiry, proposal or offer (including any proposal or offer to its stockholders) with respect to a third party tender offer, merger, consolidation, business combination or similar transaction involving any assets or class of capital stock of any of the Seller Companies, or any acquisition of capital stock of any of the Seller Companies or a business or assets (exclusive of sales of current assets in the ordinary course of business) of any of the Seller Companies, in a single transaction or a series of related transactions, or any combination of the foregoing (any such proposal, offer or transaction being hereinafter referred to as a “Seller Acquisition Proposal”) or participate or engage in any discussions or negotiations concerning a Seller Acquisition Proposal; and (ii) will continue any existing discussions or negotiations with any third parties conducted heretofore with respect to any Seller Acquisition Proposal; provided that, nothing contained in this Agreement shall prevent Seller or its Board of Directors from making any such disclosure if in the good faith judgment of Seller’s Board of Directors failure to make such disclosure would be inconsistent with its fiduciary duties under applicable law or the rules of the TSX or the NYSE.

     (b) Seller agrees that it will notify Purchaser promptly (and in any event within 24 hours) if any proposal or offer relating to or constituting a Seller Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Seller or any of the Seller Companies or any of their respective officers, directors, employees, agents or representatives. In connection with such notice, Seller shall indicate the identity of the person or group making such request or inquiry or engaging in such negotiations or discussions and the material terms and conditions of any Seller Acquisition Proposal. Thereafter, Seller shall keep Purchaser fully informed on a prompt basis (and in any event within 24 hours) of any material changes, additions or adjustments to the terms or conditions of any such proposal or offer.

     (c) Nothing in this Section 5.2 shall permit Seller or any of the Seller Companies to enter into any agreement with respect to a Seller Acquisition Proposal during the term of this Agreement, it being agreed that, during the term of this Agreement, neither Seller nor any of the Seller Companies shall enter into any agreement with any Person that provides for, or in any way facilitates, a Seller Acquisition Proposal.

     Section 5.3 FILINGS; REASONABLE BEST EFFORTS .

     (a) Subject to the terms and conditions herein provided, Seller and Purchaser shall:

     (i) promptly (but in any event within 15 Business Days from the date hereof) make their respective filings under the Competition Act (Canada), the Investment Canada Act and the HSR Act with respect to the Stock Purchase and thereafter shall promptly make any other required submissions under the Competition Act (Canada), the Investment Canada Act and the HSR Act;

     (ii) use their reasonable best efforts to satisfy the conditions to closing in Article 6 as promptly as practicable and to cooperate with one another in (1) determining which filings are required to be made prior to the Closing with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Closing from, governmental or regulatory authorities of Canada, the provinces thereof, the United States, the several states thereof, and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Stock Purchase and the transactions contemplated hereby; and (2) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;

     (iii) promptly notify each other of any communication concerning this Agreement or the Stock Purchase to that party from any Governmental Authority and permit the other party to review in advance any proposed communication concerning this Agreement or the Stock Purchase to any Governmental Authority;

     (iv) not agree to participate in any meeting or discussion with any Governmental Authority in respect of any filings, investigation or other inquiry concerning this Agreement or the Stock Purchase unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat;

     (v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective representatives on the one hand, and any government or regulatory authority or members or their respective staffs on the other hand, with respect to this Agreement and the Stock Purchase; and

     (vi) furnish the other party with such necessary information and reasonable assistance as such other parties and their respective Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including any filings necessary or appropriate under the provisions of the Competition Act (Canada), the Investment Canada Act and the HSR Act.

     (b) Without limiting Section 5.3(a), Purchaser and Seller shall:

     (i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the Closing, including defending through litigation on the merits any claim asserted in any court by any party; and

     (ii) each use its reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any Governmental Authority with respect to the Stock Purchase so as to enable the Closing to occur as soon as reasonably possible; provided that neither Purchaser, Seller nor any of their respective Subsidiaries shall be required to agree with any Governmental

     Authority to any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices.

     (c) Seller shall, at Purchaser’s request, assist Purchaser in preparing any registration statement, prospectus, offering memorandum, offering circular or similar or related document to be prepared or filed by Purchaser prior to the Closing, shall furnish to Purchaser the Seller Companies Financial Statements and such other information as requested by Purchaser in connection with any of the foregoing documents and shall otherwise assist Purchaser in connection with any roadshow or other presentations or materials, including those related to financings, in connection with the transactions contemplated hereby. Seller shall cooperate with Purchaser in preparing pro forma financial information relating to the transactions contemplated hereby.

     (d) Seller shall deliver to Purchaser the audited consolidated financial statements (including the related notes and schedules and supporting tax work papers) of the Seller Companies for the year ended December 31, 2004 and the interim consolidated financial statements (including the related notes and schedules and supporting tax work papers) of the Seller Companies for the three months ended March 31, 2005 and the six months ended June 30, 2005, meeting the requirements of Section 3.7(b) hereof on or before June 24, 2005, except with respect to the June 30, 2005 financials, which shall be delivered promptly after June 30, 2005 and, in any event, prior to July 31, 2005.

     Section 5.4 INSPECTION . From the date hereof to the Closing, Seller and Purchaser shall allow all designated officers, attorneys, accountants and other representatives of the other party reasonable access at all reasonable times upon reasonable notice to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of Seller and its Subsidiaries or Purchaser and its Subsidiaries, including inspection of such properties; provided that no investigation pursuant to this Section 5.4 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information which it reasonably believes it may not provide to any other party by reason of applicable law, rules or regulations, which that party reasonably believes constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto will make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Seller and Purchaser agree that they will not, and will cause their representatives not to, use any information obtained pursuant to this Section 5.4 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All nonpublic information obtained pursuant to this Section 5.4 shall be governed by the Confidentiality Agreement dated April 13, 2005, between Purchaser and Seller (the “Confidentiality Agreement”).

     Section 5.5 PUBLICITY . Seller and Purchaser will jointly issue a press release in form and substance acceptable to Seller and Purchaser following the execution and delivery of this Agreement and again following the Closing. Seller and Purchaser agree not to issue any other press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby or make any such public announcements prior to the consummation or termination of this Agreement without consultation with one another and mutual agreement as to the contents thereof, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

     Section 5.6 REGISTRATION RIGHTS AGREEMENT . At the Closing, Purchaser and Seller shall enter into a registration rights, standstill and voting agreement with respect to the shares of Purchaser Common Stock issued as the Stock Consideration, which shall be in the form attached hereto as Exhibit B (the “Registration Rights Agreement”).

     Section 5.7 LICENSE AGREEMENTS AND TRANSITION SERVICES AGREEMENT . At the Closing, Purchaser and Seller shall enter into a transition services agreement relating to payroll, IT and other post-closing services to be provided by Seller to Purchaser, which shall be in the form attached hereto as Exhibit C (the “Transition Services Agreement”) and the license agreements relating to certain intellectual property, which shall be in the form attached hereto as Exhibit D (the “License Agreements”).

     Section 5.8 EXPENSES . Whether or not the Stock Purchase is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that (i) any such expenses incurred by any of the Seller Companies shall be the obligation of Seller and not that of the Seller Companies, (ii) Purchaser shall pay all filing fees required to be paid by any party in connection with this Agreement and the transactions contemplated hereby under the HSR Act and (iii) Purchaser and Seller shall each pay and bear one-half of each other regulatory filing, notification, registration or similar fee required to be paid by any party in connection with this Agreement and the transactions contemplated hereby under the Competition Act, the Investment Canada Act, the Securities Act, the Exchange Act and other applicable laws, rules and regulations of any Governmental Authority.

     Section 5.9 EMPLOYEE MATTERS .

     (a) Seller agrees that, for a period beginning on the date of this Agreement and ending on the second anniversary of the Closing Date, it will not, and will cause any of its Affiliates not to, directly or indirectly solicit the employment of any of the employees of the Purchaser or its Affiliates, including any Employees employed by any of the Seller Companies or Purchaser or any of its Affiliates; provided, however, that a general advertisement or general solicitation for potential employees shall not be considered a breach of this Section 5.9(a), and hiring any employee of any of the Seller Companies or Purchaser or its Subsidiaries who applies in response to such solicitation shall not be considered a breach of this Section 5.9(a).

     (b) Purchaser agrees that, for a period beginning on the date of this Agreement and ending on the second anniversary of the Closing Date, it will not, and will cause any of its Affiliates not to, directly or indirectly solicit the employment of any of the employees of the

Seller or its Affiliates (other than the Seller Companies), other than any Employees prior to Closing and Hired Employees after Closing; provided, however, that a general advertisement or general solicitation for potential employees shall not be considered a breach of this Section 5.9(b), and hiring any employee of Seller or its Subsidiaries who applies in response to such solicitation shall not be considered a breach of this Section 5.9(b).

     (c) Except as provided in the Transition Services Agreement, Purchaser acknowledges that, at the Closing, the participation by the Seller Companies in all employee benefit plans not sponsored or maintained solely by the Seller Companies shall terminate, and Purchaser shall be solely responsible for providing any successor or alternate plans for the Hired Employees.

     (d) Prior to or effective at the Closing, Seller shall accelerate the vesting of all outstanding stock options and pay all change of control and severance payments, if any, of the Employees listed on Schedule 5.9(d), treating the transactions contemplated by this Agreement as a change of control transaction for all such purposes; provided, however, that the vesting of such stock options shall be accelerated on the same terms as the stock options held by other Employees.

     (e) Prior to the Closing, Purchaser shall have the right, but not the obligation, to make offers of employment to Employees who are not employed by the Seller Companies, and shall have no obligation to make any offer of employment to any other employees of Seller or any of its Affiliates; provided, however, that Purchaser shall make offers of employment to the Employees described in Schedule 5.9(e) of the Seller Disclosure Letter.

     (f) Except as provided in the Transition Services Agreement, after the Closing Date, Purchaser shall be responsible for, and shall indemnify and hold harmless, Seller, its Subsidiaries and their respective officers, directors, employees, Affiliates and agents and the fiduciaries (including plan administrators) of the Seller Plans, from and against, any and all claims, losses, damages, costs and expenses (including, without limitation, attorneys’ fees and expenses) and other liabilities and obligations relating to or arising out of (i) the liabilities assumed by Purchaser under this Section 5.9 or any failure by Purchaser to comply with the provisions of this Section 5.9, and (ii) any claims of, or damages or penalties sought by, any Hired Employee, or any Governmental Authority on behalf of or concerning any Hired Employee, with respect to any act or failure to act by Purchaser to the extent arising from the employment, discharge, layoff or termination by Purchaser or any of the Seller Companies of any Hired Employee after the Closing.

     (g) After the Closing Date, Seller shall be responsible for, and shall indemnify and hold harmless, Purchaser, its Subsidiaries and their respective officers, directors, employees, Affiliates and agents, from and against, any and all claims, losses, damages, costs and expenses (including, without limitation, attorneys’ fees and expenses) and other liabilities and obligations relating to or arising out of (i) the liabilities retained by Seller under this Section 5.9 or any failure by Seller to comply with the provisions of this Section 5.9, (ii) any claims of, or damages or penalties sought by, any Hired Employee, or any Governmental Authority on behalf of or concerning any Hired Employee, with respect to any act or failure to act by Seller to the extent arising from the employment, discharge, layoff or termination by Seller or any of the Seller Companies of any Hired Employee on or prior to the Closing, and (iii) any claims of, or damages or penalties sought by, any employee of Seller or its Affiliates other than a Hired Employee, or any Governmental Authority on behalf of or concerning any employee of Seller or its Affiliates other than a Hired Employee, with respect to any act or failure to act by Seller or Purchaser to the extent arising from the employment, discharge, layoff or termination by Seller or any of the Seller Companies of, or the failure of the Purchaser to offer employment to, any employee of Seller or its Affiliates other than a Hired Employee on or prior to the Closing.

     Section 5.10 TAX MATTERS .

     (a) Purchaser shall prepare or cause to be prepared and filed all Tax Returns for the Seller Companies due after the Closing Date and Seller shall cooperate and assist Purchaser in preparing all such Tax Returns.

     (b) All transfer, documentary, recording, notarial, sales, use, registration, stamp and other similar Taxes, fees or other charges imposed by any authority in connection with the pre-closing transactions described in, or contemplated by, Section 5.11 and Section 5.12 of this Agreement shall be borne by Seller regardless of whether Seller or any Subsidiary of Seller is obligated to pay such tax under applicable law. All transfer, documentary, recording, notarial, sales, use, registration, stamp and other similar Taxes, fees or other charges imposed by any authority on the transfer of Shares in connection with the Stock Purchase shall be borne by Purchaser. Purchaser and Seller shall cooperate to timely make and file all Tax and other returns that are required to be filed with regard to any of the Taxes, fees or other charges covered by this Section 5.10(b).

     (c) Purchaser and Seller, and all subsidiaries thereof, shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of any Tax Return (whether original or amended), and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the provision of records and other information that are reasonably relevant to such audit, litigation or other proceeding. Purchaser and Seller further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any governmental authority or any other person as may be necessary to mitigate, reduce or eliminate any Tax provided such efforts will not adversely affect the party to whom the request is made.

     Section 5.11 CONVERSION AND TAX ELECTION FOR PD INTERNATIONAL SERVICES INC.

     (a) Seller shall perform, and cause PD International Services Inc. to perform, all actions necessary, proper or reasonably requested by Purchaser to convert PD International Services Inc. to an unlimited liability company formed under the corporate laws of a Canadian province selected by Purchaser and to be treated as an entity with only one owner for U.S. federal income tax purposes, including, but not limited to, the preparation, at Seller’s sole cost and expense, of drafts of all resolutions, instruments of conveyance, transfer, assignment, migration or conversion, governmental permits, applications, filings, third party consents and approvals and other documents or instruments to effect the conversion of PD International Services Inc. to such single member unlimited liability company, and shall deliver all such document drafts to Purchaser for its review and comment no later than ten (10) Business Days following the date hereof. Purchaser shall mark its changes, additions and deletions to the documents and return the revised documents to Seller within five (5) Business Days after receipt from Seller. Seller shall accept all changes reasonably requested by Purchaser and thereafter execute, date, deliver and file all final documents with the appropriate parties and governmental authorities within five (5) Business Days following Purchaser’s written request to do so. No later that two (2) Business Days following the effective date of the conversion to a single-member unlimited liability company, Seller shall deliver to Purchaser certified copies of all governmental filings evidencing the completion of such conversion.

     (b) On or after the effective date of the conversion of PD International Services Inc. pursuant to Section 5.11(a), Purchaser shall, at its sole cost and expense, prepare and deliver to Seller U.S. Internal Revenue Service Form 8832, Entity Classification Election, reflecting the election of PD International Services Inc. to be treated as a disregarded entity for U.S. federal income tax purposes on the effective date selected by Purchaser and specified thereon. Seller shall promptly date and execute such Form 8832, as prepared by Purchaser, and deliver same to Purchaser for filing with the U.S. Internal Revenue Service. Within ten (10) Business Days following receipt thereof, Seller shall deliver to Purchaser the original notification of acceptance of the entity classification election by the U.S. Internal Revenue Service or any other correspondence related thereto. Seller shall cooperate fully with Purchaser to ensure that the entity classification election of PD International Services Inc. is valid and effective as of the effective date selected by Purchaser and specified on the Form 8832, and shall take no actions or prepare, file or deliver any documents, statements or Tax Returns inconsistent with PD International Services Inc.’s election to be treated as a disregarded entity for U.S. federal income tax purposes on and after the effective date specified on the Form 8832.

     Section 5.12 PRE-CLOSING REORGANIZATION .

     (a) In addition to the actions specified in Section 5.11, Seller shall perform, and cause its Subsidiaries to perform, any reorganizations, restructurings, amalgamations, distributions, transfers of stock or assets, assignments, grants of license and other actions that are necessary to reorganize the Seller Companies to accomplish the actions specified in Schedule 5.12 of the Seller Disclosure Letter (the “Agreed Organizational Structure”). If Purchaser requests Seller to perform, or cause its Subsidiaries to perform, any reorganization, restructuring, amalgamation, distribution, transfer of stock or assets, assignment, grant of license or other action that is different from the Agreed Organizational Structure and which does not result in any adverse Tax consequences to Seller or any of its Subsidiaries, Seller shall promptly perform such requested reorganization, restructuring, amalgamation, distribution, transfer of stock or assets, assignment, grant of license or other action.

     (b) If Purchaser requests Seller, in writing, to perform, or cause its Subsidiaries to perform, any reorganization, restructuring, amalgamation, distribution, transfer of stock or assets, assignment, grant of license or other action (the “Proposed Restructuring”) that would result in any material adverse Tax consequences to Seller or its Subsidiaries, Seller shall have the right to refuse to carry out the Proposed Restructuring. Neither Seller nor any of its Subsidiaries shall refuse to effect any Proposed Restructuring if such Proposed Restructuring does not result in any material adverse Tax consequences to Seller or its Subsidiaries. In any event, Purchaser shall indemnify the adversely affected Seller or Subsidiary, as applicable, for any adverse Tax consequences resulting from any Proposed Restructuring. For the purposes hereof, material adverse Tax consequences shall mean CDN$50,000,000.

     (c) With the approval of Purchaser, which shall not be unreasonably withheld, Seller shall have the right to transfer the shares of any of the Seller Subs to Seller or any Affiliate or partnership owned directly or indirectly by Seller or its wholly owned Subsidiaries; provided that (i) Purchaser shall have notice of, and the opportunity to review the terms of, such transfer; (ii) Purchaser shall have the right to receive an opinion of tax counsel in order to assist Purchaser’s review of such transfer; (iii) such transfer shall in no way affect the ability of Seller to complete the Stock Purchase as contemplated in this Agreement; and (iv) such transfer shall not result in any cost or adverse Tax or other consequences to Purchaser or any of the Seller Companies.

     Section 5.13 NYSE LISTING . Purchaser shall use its reasonable best efforts to list on the NYSE, subject to notice of issuance, the shares of Purchaser Common Stock to be issued by Purchaser pursuant to this Agreement.

     Section 5.14 NO CONTROL OF OTHER PARTY’S BUSINESS . Nothing contained in this Agreement shall give Seller, directly or indirectly, the right to control or direct Purchaser’s operations or give Purchaser, directly or indirectly, the right to control or direct Seller’s operations prior to the Closing. Prior to the Closing, each of Purchaser and Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

     Section 5.15 RELEASE .

     (a) As of the Closing, Seller does hereby, for itself and its Subsidiaries (other than the Seller Companies) and their respective successors and assigns, remise, release, acquit and forever discharge each of the Seller Companies, their respective successors and assigns and their respective employees, agents, officers and directors of and from any and all claims, demands, liabilities, responsibilities, disputes, causes of action and obligations of every nature whatsoever, liquidated or unliquidated, known or unknown, matured or unmatured, fixed or contingent, that Seller or its Affiliates now has, owns or holds or has at any time previously had, owned or held against any of the Seller Companies including, without limitation, all liabilities created as a result of the negligence, gross negligence and willful acts of any of the Seller Companies and its employees and agents, or under a theory of strict liability, existing as of the Closing or relating to any action, omission or event occurring on or prior to the Closing; provided, however, that any claims, liabilities, debts or causes of action that may arise in connection with the failure of any of the parties hereto to perform any of their obligations hereunder or under any other agreement relating to the transactions contemplated hereby or from any breaches by any of them of any representations or warranties herein or in connection with any of such other agreements shall not be released or discharged pursuant to this Agreement.

     (b) Seller represents and warrants that it has not previously assigned or transferred, or purported to assign or transfer, to any Person or entity whatsoever all or any part of the claims, demands, liabilities, responsibilities, disputes, causes of action or obligations released herein. Seller covenants and agrees that Seller will not assign or transfer to any Person or entity whatsoever all or any part of the claims, demands, liabilities, responsibilities, disputes, causes of action or obligations to be released herein.

THE RELEASE PROVIDED BY SELLER PURSUANT TO THIS SECTION 5.15 SHALL APPLY NOTWITHSTANDING THAT THE MATTER FOR WHICH RELEASE IS PROVIDED MAY RELATE TO THE ORDINARY, SOLE OR CONTRIBUTORY NEGLIGENCE, GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR VIOLATION OF LAW BY A RELEASED PARTY, ITS OFFICERS, DIRECTORS, PARTNERS, EMPLOYEES AND AGENTS, AND FOR LIABILITIES BASED ON THEORIES OF STRICT LIABILITY, AND SHALL BE APPLICABLE WHETHER OR NOT NEGLIGENCE OF THE RELEASED PARTY IS ALLEGED OR PROVEN, IT BEING THE INTENTION OF THE PARTIES TO RELEASE THE RELEASED PARTY FROM AND AGAINST ITS ORDINARY, SOLE AND CONTRIBUTORY NEGLIGENCE AND GROSS NEGLIGENCE AS WELL AS LIABILITIES BASED ON THE WILLFUL ACTIONS OR OMISSIONS OF THE RELEASED PARTY AND LIABILITIES BASED ON THEORIES OF STRICT LIABILITY; PROVIDED, HOWEVER, THAT ANY CLAIMS, LIABILITIES, DEBTS OR CAUSES OF ACTION THAT MAY ARISE IN CONNECTION WITH THE FAILURE OF ANY OF THE PARTIES HERETO TO PERFORM ANY OF THEIR OBLIGATIONS HEREUNDER OR UNDER ANY OTHER AGREEMENT RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY OR FROM ANY BREACHES BY ANY OF THEM OF ANY REPRESENTATIONS OR WARRANTIES HEREIN OR IN CONNECTION WITH ANY OF SUCH OTHER AGREEMENTS SHALL NOT BE RELEASED OR DISCHARGED PURSUANT TO THIS AGREEMENT.

     Section 5.16 NONCOMPETITION AGREEMENT . As an inducement for Purchaser to consummate the transactions contemplated hereby, Seller agrees that, effective as of the Closing Date and for a period of three years thereafter, none of Seller or any of its Subsidiaries (other than the Seller Companies) and their respective Affiliates and successors shall, without the consent of Purchaser, directly or indirectly, design, develop, market, produce, manufacture, rent, sell or provide any product, good or service that competes with the Business in any geographic location in which any of the Seller Companies is currently, or has been within the three years prior to the Closing Date, conducting the Business, except for the benefit of Purchaser and its Affiliates, or assist any Person to do the same, it being acknowledged that the areas set out above are separate and distinct covenants, severable one from the other, and that all such areas shall apply unless any such area is determined to be unreasonable, invalid or unenforceable by a court of competent jurisdiction, in which case such area shall not apply. Notwithstanding the foregoing provisions of this Section 5.16, (a) Seller and its Subsidiaries may conduct contract drilling, workover rig, and well servicing rig and snubbing activities in the United States and (b) the restrictions of the preceding sentence shall not operate to restrict any Person or its Affiliates who acquires Seller or any of its Subsidiaries (by merger, consolidation, amalgamation, share purchase or purchase of substantially all of the assets of Seller or any such Subsidiary where such Person was not, prior to such acquisition, an Affiliate of Seller) after Seller shall have distributed the Stock Consideration to its shareholders (or, if applicable, to the shareholders of the ultimate parent entity (as defined in the HSR Act) of Seller. Seller acknowledges that the words “directly and indirectly” include Seller and any of its Affiliates competing individually or in partnership or jointly or in conjunction with any Person or as principal, agent, creditor, advisor, consultant, owner, partner, independent contractor, employee, shareholder, director, officer or in any manner whatsoever. Seller acknowledges that a remedy at law for any breach or attempted breach of this Section 5.16 will be inadequate and further agrees that any breach of this Section 5.16 will result in irreparable harm to Purchaser and the Business and, in addition to any other remedy that may be available to Purchaser (including without limitation, recovery of the monetary consideration, if any, described in this Section 5.16), Purchaser shall be entitled to specific performance and injunctive and other equitable relief in case of any such breach or attempted breach. Seller acknowledges that this covenant not to compete is being provided as an inducement to Purchaser to enter into and consummate the transactions contemplated by this Agreement and that this Section 5.16 contains reasonable limitations as to time, geographical area and scope of activity to be restrained that do not impose a greater restraint than is necessary to protect the goodwill of the Business. Whenever possible, each provision of this Section 5.16 shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this Section 5.16 shall be prohibited by or invalid under applicable law, then such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remaining provisions of this Section 5.16. If any provision of this Section 5.16 shall, for any reason, be judged by any court of competent jurisdiction to be invalid or unenforceable, then such judgment shall not affect, impair or invalidate the remainder of this Section 5.16 but shall be confined in its operation to the provision of this Section 5.16 directly involved in the controversy in which such judgment shall have been rendered. In the event that the provisions of this Section 5.16 should ever be deemed to exceed the time or geographic limitations permitted by applicable law, such provision shall be reformed to the maximum time or geographic limitations permitted by applicable law. Purchaser acknowledges that neither direct nor indirect ownership by Seller of one percent or less of the outstanding common shares of any publicly traded corporation, partnership or trust shall constitute a breach of this Section 5.16.

     Section 5.17 CONTRACT ASSIGNMENT; FURTHER ASSURANCES .

     (a) Prior to and after the Closing, Seller shall use its reasonable best efforts to assign or otherwise provide to Purchaser or its Subsidiaries (including any of the Seller Companies) the full and complete benefit of any rights of Seller and any of its Subsidiaries, including any rights to indemnification, under the Purchase Agreement dated April 1, 2004, among GlobalSantaFe Corporation, Seller and certain other parties named therein and the Purchase Agreement dated April 1, 2004, between GlobalSantaFe Drilling Venezuela, C.A., Seller and certain other parties named therein, and shall use its reasonable best efforts to obtain any required consents to such assignment; provided, however, that Seller shall not be required to pay any amounts for any such consents unless Purchaser agrees to reimburse Seller for such amounts. Seller shall also take all reasonable steps requested by Purchaser prior to any such assignment to enforce any rights under such agreements for the benefit of Purchaser or its Subsidiaries at the cost of Purchaser. Purchaser shall have the right to direct the legal action and to appoint the attorneys with respect to such action.

     (b) Seller shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered to Purchaser such bills of sale, assignments and other instruments of transfer, assignment and conveyance, in form and substance satisfactory to counsel for Purchaser, as shall be necessary to vest in Purchaser all the right, title and interest in and to the assets of any of the Seller Companies free and clear of all Liens (other than those Liens created or suffered by Purchaser) and shall use its reasonable best efforts to cause to be taken such other action as Purchaser reasonably may require to more effectively implement and carry into effect the transactions contemplated by this Agreement.

     Section 5.18 PURCHASE PRICE ALLOCATION . At the Closing, Seller and Purchaser shall agree in writing upon an allocation of the Aggregate Purchase Price. If Seller and Purchaser are unable to agree on any aspect of such allocation, then the allocation established by a third party appraiser reasonably acceptable to Seller and Purchaser with respect to such aspect shall control such aspect. Seller and Purchaser shall use such amounts for purposes of filing all Tax Returns and shall not take any position inconsistent therewith on any Tax Return or for any other Tax or non-Tax purpose.

     Section 5.19 BUSINESS RECORDS AND DOCUMENTS . Seller shall deliver to Purchaser, at or prior to the Closing, all documents, agreements, instruments, certificates, writings, notices, consents, affidavits, letters, telegrams, telexes, statements, files, computer disks, microfiche or other documents in electronic format, schedules, exhibits or any other papers or other records whatsoever (collectively, “Documents and Other Papers”) relating to any of the Seller Companies that are in Seller’s possession or control including, without limitation, all files relating to the Seller Companies Financial Statements, computer disks reflecting any books or records, documents or other papers, or other information or data relating to the operation of each of the Seller Companies stored on any electronic media, including computers. For a reasonable time period after the Closing Date (which time period shall be determined by Purchaser in its discretion based upon its practices and procedures in effect at the relevant time with respect to retention of Documents and Other Papers), Purchaser agrees to provide Seller with access to such Documents and Other Papers to the extent required for Tax, financial accounting or legal purposes on a reasonable basis during normal business hours and to permit copies to be made of such Documents and Other Papers as may be reasonably needed at the Seller’s expense. Prior to destroying any such Documents and Other Papers, Purchaser shall notify Seller and shall make reasonable arrangements to transfer to Seller any such Documents and Other Papers as Seller shall identify. All such Documents and Other Papers shall be maintained by Seller in confidence except to the extent required to be disclosed under law or in furtherance of any defense by Seller or any Affiliate of Seller to any action, suit or proceeding against Seller or any Affiliate of Seller; provided, however, Purchaser shall be advised of any such proposed disclosure in advance and be entitled to seek a limitation on the use of such information and scope of such disclosure.

     Section 5.20 CONTINUATION OF BUSINESS BY PURCHASER . Nothing in this Agreement, in any Exhibit or Schedule hereto or in any agreement, instrument or other document executed or delivered in connection with this Agreement shall (a) require Purchaser to continue the businesses or operations of any of the Seller Companies or Purchaser or to manage and operate the businesses conducted by any of the Seller Companies or Purchaser with any duty or standard of care to Seller, or (b) be deemed to constitute any fiduciary or special relationship between the parties hereto and each party may take actions hereunder that are for its own self interest without any duty or, subject to the expressed terms of this Agreement, liability to the other parties. Seller acknowledges and agrees that Purchaser in its sole discretion may continue, manage, modify or discontinue the operations of any of the Seller Companies or Purchaser, liquidate or otherwise change or cease the operations of any of the Seller Companies or Purchaser including, without limitation, amending the terms of employment applicable to any employees of any of the Seller Companies so that such terms are consistent with terms of employment and practices applicable to employees of Purchaser and its Affiliates. Seller further acknowledges and agrees that Purchaser may discontinue the use of the technology owned by, licensed to or otherwise utilized by any of the Seller Companies or Purchaser at any time without any obligation or liability to Seller.

     Section 5.21 PURCHASER INDEMNITY . Purchaser agrees to indemnify, defend and hold harmless Seller and its Affiliates and each of their respective officers, directors, partners, employees, agents and shareholders and their respective successors and assigns from and against all liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including without limitation, reasonable attorneys’ fees and expenses) actually suffered, incurred or realized by such party arising out of or resulting from the legal actions, suits and claims described in Schedule 3.8(i) of the Seller Disclosure Letter and the guarantees and letters of credit described in Schedule 5.21 of the Seller Disclosure Letter, but only to the extent such matters relate to the Business.

     Section 5.22 TRANSFER OF MINORITY INTERESTS . Seller undertakes and agrees that it shall, at or before the Closing, transfer or have transferred the minority share interests of those Seller Companies identified in Schedule 5.22 of the Seller Disclosure Letter to Purchaser or to any other entity identified by Purchaser.

ARTICLE 6

CONDITIONS

     Section 6.1 CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE STOCK PURCHASE . The respective obligations of each party to effect the Stock Purchase shall be subject to the fulfillment or waiver in writing by mutual agreement of the parties at or prior to the Closing Date of the following conditions:

     (a) (i) The waiting period (and any extension thereof) applicable to the consummation of the Stock Purchase shall have expired or been terminated under each of the Competition Act (Canada), the Investment Canada Act, the HSR Act and (ii) any mandatory waiting period or required consent under any other applicable competition or antitrust law or regulation of any jurisdiction shall have expired or been obtained except where the failure to observe such waiting period or obtain a consent referred to in this clause (ii) would not reasonably be expected to delay or prevent the consummation of the Stock Purchase or have a material adverse effect on the expected benefits of the transactions contemplated by this Agreement to Purchaser and Seller.

     (b) None of the parties hereto shall be subject to any decree, order or injunction of a Canadian or United States federal, provincial or state court or other foreign court of competent jurisdiction, which prohibits the consummation of the Stock Purchase, and no statute, rule or regulation shall have been enacted by any Governmental Authority which prohibits or makes unlawful the consummation of the Stock Purchase.

     (c) The parties shall have received no action letters under the Competition Act (Canada) and the Investment Canada Act.

     Section 6.2 CONDITIONS TO OBLIGATION OF SELLER TO EFFECT THE STOCK PURCHASE . The obligation of Seller to effect the Stock Purchase shall be subject to the fulfillment or waiver in writing by Seller at or prior to the Closing of the following conditions:

     (a) (i) Purchaser shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing and (ii) the representations and warranties of Purchaser contained in this Agreement and in any document delivered in connection herewith (A) to the extent qualified by any materiality qualification shall be true and correct and (B) to the extent not qualified by any materiality qualification shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date); provided, however, that the conditions of this clause (ii) shall be deemed to have been satisfied as long as the failure of any such representations and warranties to be true and correct (without giving effect to any materiality qualifiers therein) shall not give rise to any liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) (collectively, “Damages”) in excess of US$150,000,000 in the aggregate; and Seller shall have received a certificate of Purchaser, executed on its behalf by a duly authorized officer of Purchaser dated the Closing Date, certifying to the effect that the conditions set forth in clauses (i) and (ii) above have been satisfied. For purposes of clause (ii) above, (x) Damages shall not include amounts for which Purchaser or its Subsidiaries have insurance coverage (net of deductibles and self-insured retentions), (y) the dollar amount set forth in the preceding proviso shall not be any indication regarding materiality for any purpose under this Agreement, and (z) Damages shall in no event be determined by any reference to any change in the market price of the Purchaser Common Stock.

     (b) There shall not have occurred any Purchaser Material Adverse Change.

     (c) Purchaser shall have executed and delivered the Registration Rights Agreement.

     (d) The shares of Purchaser Common Stock to be issued by Purchaser pursuant to this Agreement shall have been approved for listing upon notice of issuance on the NYSE.

     (e) Purchaser shall have executed and delivered each of the Transition Services Agreement and the License Agreements.

     (f) At the Closing, the Purchaser will deliver (or cause to be delivered) the following to the Seller:

     (i) The Closing Cash Consideration, by wire transfer of immediately available funds to an account or accounts designated by the Seller, as set forth in 2.1(a) of this Agreement, and the Stock Consideration;

     (ii) In respect of the Purchaser:

(A)	a certificate of status or its equivalent under the laws of the jurisdiction of its incorporation governing its corporate existence;

(B)	a certificate of incumbency; and

(C)	that number of copies reasonably required by the Seller, certified by one of its senior officers, of its constating documents, and in the case of the Purchaser, of the resolutions of the board of directors authorizing the execution, delivery and performance of this Agreement and of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by the Purchaser; and

     Section 6.3 CONDITIONS TO OBLIGATION OF PURCHASER TO EFFECT THE STOCK PURCHASE . The obligations of Purchaser to effect the Stock Purchase shall be subject to the fulfillment or waiver in writing by Purchaser at or prior to the Closing Date of the following conditions:

     (a) (i) Seller shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing; provided, however, that the conditions of this clause (i) shall be deemed to have been satisfied as long as (A) the failure to perform any such covenants or agreements (without regard to any materiality qualifiers in such covenants or agreements or in the nature or extent of performance) shall not give rise to any Damages in excess of CDN$50,000,000 in the aggregate and (B) the Cash Consideration payable at the Closing shall be reduced by the amount of any such Damages, beginning with the first dollar of such Damages; and (ii) the representations and warranties of Seller contained in this Agreement and in any document delivered in connection herewith (A) to the extent qualified by any materiality qualification shall be true and correct and (B) to the extent not qualified by any materiality qualification shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date); provided, however, that the conditions of this clause (ii) shall be deemed to have been satisfied as long as the failure of any such representations and warranties to be true and correct (without giving effect to any materiality qualifiers therein) shall not give rise to any Damages in excess of CDN$50,000,000 in the aggregate; and Purchaser shall have received a certificate of Seller, executed on its behalf by a duly authorized officer of Seller, dated the Closing Date, certifying to the effect that the conditions set forth in clauses (i) and (ii) above have been satisfied. For purposes of clauses (i) and (ii) above, (x) Damages shall not include amounts that the parties hereto have stipulated will reduce the Cash Consideration pursuant to the working capital and PP&E adjustment under Section 2.2 hereof or, (y) Damages shall not include amounts for which Purchaser or its Subsidiaries have insurance coverage (net of deductibles and self-insured retentions), and (z) the dollar amount set forth in the preceding proviso shall not be any indication regarding materiality for any purpose under this Agreement

     (b) There shall not have occurred any Seller Material Adverse Change.

     (c) Seller shall have executed and delivered the Registration Rights Agreement.

     (d) Seller shall have provided to Purchaser evidence, in form and substance satisfactory to Purchaser, of the assumption of the Seller Retained Liabilities by Seller effective as of the Closing.

     (e) PD International Services Inc. shall have converted to an unlimited liability company in accordance with Section 5.11(a), and an entity classification election shall have been filed in accordance with Section 5.11(b) and become effective as of the date specified on the Form 8832.

     (f) Seller shall have executed and delivered each of the Transition Services Agreement and the License Agreements.

     (g) Purchaser shall have received the resignations of each of the directors and officers of each of the Seller Companies, effective as of the Closing.

     (h) All steps and actions contemplated in Section 5.12 hereof shall have been accomplished and the Agreed Organizational Structure, including all contemplated reorganizations, restructurings, amalgamations, distributions, transfers of stock or assets, assignments (including securing all consents related thereto), grants of licenses and other actions thereunder, shall have been consummated.

     (i) At the Closing, the Seller will deliver (or cause to be delivered) the following to the Purchaser:

     (i) Certificates representing all of the outstanding shares of the Seller Subs, accompanied by stock powers duly endorsed in blank or accompanied by duly executed instruments of transfer;

     (ii) Original share registers, share transfer ledgers, minute books and corporate seals (if any) of each of the Seller Companies;

     (iii) Certified copies of resolutions of the board of directors of each of the Seller Subs consenting to the transfer of the Shares to the Purchaser as contemplated by this Agreement and resolutions of the shareholders thereof, as required, approving the sale of the shares of the Seller Subs;

     (iv) Releases by the Seller as shareholder of the Seller Subs;

     (v) In respect of each of the Seller Companies:

(A)	a certificate of status or its equivalent under the laws of the jurisdiction of its incorporation governing its corporate existence;

(B)	a certificate of incumbency; and

(C)	that number of copies reasonably required by the Purchaser, certified by one of its senior officers, of its constating documents, and in the case of each Seller, of the resolutions of the board of directors and (if required by Applicable Law) shareholders of that

Seller authorizing the execution, delivery and performance of this Agreement and of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by each Seller;

ARTICLE 7

TERMINATION

     Section 7.1 TERMINATION BY MUTUAL CONSENT . This Agreement may be terminated at any time prior to the Closing by the mutual written agreement of Seller and Purchaser for any reason.

     Section 7.2 TERMINATION BY PURCHASER OR SELLER . At any time prior to the Closing, this Agreement may be terminated by Seller or Purchaser, if:

     (a) the Stock Purchase shall not have been consummated by December 31, 2005; provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose breach of a representation or warranty under this Agreement or whose failure or whose Affiliates’ failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the principal cause of, or resulted in, the failure of the Stock Purchase to occur on or before such date; or

     (b) a Canadian or United States federal, provincial or state court or other foreign court of competent jurisdiction or a Canadian or United States federal, provincial or state or other foreign governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the Stock Purchase; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b) shall have complied with Section 5.3 and with respect to other matters not covered by Section 5.3 shall have used its reasonable best efforts to remove such injunction, order or decree.

     Section 7.3 TERMINATION BY SELLER . At any time prior to the Closing, this Agreement may be terminated by Seller, if (i) there has been a breach by Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Purchaser by Seller; provided, however, that the right to terminate this Agreement pursuant to this Section 7.3 shall not be available to Seller if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.3(a) shall not be satisfied.

     Section 7.4 TERMINATION BY PURCHASER . At any time prior to the Closing, this Agreement may be terminated by Purchaser, if (i) there has been a breach by Seller of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Seller shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) would not be satisfied and (ii) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Purchaser to Seller; provided, however, that the right to terminate this Agreement pursuant to this Section 7.4 shall not be available to Purchaser if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 6.2(a) shall not be satisfied.

     Section 7.5 EFFECT OF TERMINATION . If the obligation to close the transactions contemplated by this Agreement is terminated pursuant to any provision of Article 7 hereof, then this Agreement shall forthwith become void and there shall not be any liability or obligation with respect to the terminated provisions of this Agreement on the part of any party except and to the extent such termination results from the willful breach by a party of any of its representations, warranties or agreements hereunder.

ARTICLE 8

GENERAL PROVISIONS

     Section 8.1 SPECIFIC PERFORMANCE . It is specifically understood and agreed that any breach by a party hereto of the provisions of this Agreement is likely to result in irreparable harm to the other parties hereto and that an action at law for damages alone will be an inadequate remedy for such breach. Accordingly, in addition to any other remedy that may be available to it, in the event of breach or threatened breach by a party hereto of the provisions of this Agreement, the other parties hereto shall be entitled to enforce the specific performance of this Agreement by the breaching party and to seek both temporary and permanent injunctive relief (to the extent permitted by law), without the necessity of providing actual damages, and such other relief as the court may allow.

     Section 8.2 NOTICES . Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

     (a) if to Purchaser:

Weatherford International Ltd.
515 Post Oak Boulevard
Suite 600
Houston, Texas 77027
Attn: General Counsel

with a copy to:

Andrews Kurth LLP
600 Travis Street
Suite 4200
Houston, Texas 77002
Facsimile: (713) 220-4285
Attn: Robert V. Jewell

and

Fraser Milner Casgrain LLP
2900 Manulife Place
10180-101 Street
Edmonton, Alberta TSJ 3V5
Attn: Richard A. Miller

     (b) if to Seller:

Precision Drilling Corporation
4200, 150-6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Attn: Chief Financial Officer

with a copy to:

Borden Ladner Gervais LLP
1000 Canterra Tower
400 Third Avenue S.W.
Calgary, Alberta T2P 4H2
Canada
Attention: Brian E. Roberts

Mayer, Brown, Rowe & Maw LLP
700 Louisiana, Suite 3600
Houston, TX 77002-2730
Attention: Robert F. Gray, Jr.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

     Section 8.3 ASSIGNMENT; BINDING EFFECT; BENEFIT . Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Purchaser may, without Seller’s consent, assign this Agreement or any of its rights, interests or obligations hereunder to any wholly owned (direct or indirect) Subsidiary of Purchaser and designate one or more of its direct or indirect wholly owned Subsidiaries to purchase or accept all or any portion of the Shares, provided in each such case that Purchaser shall remain a party to, and liable under, this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto any claims, rights, remedies, obligations or liabilities under or by reason of this Agreement.

     Section 8.4 ENTIRE AGREEMENT . This Agreement, the exhibits to this Agreement, the Seller Disclosure Letter, the Purchaser Disclosure Letter, the Confidentiality Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PURCHASER NOR SELLER MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY OTHER PARTY OR ANY OTHER PARTY’S REPRESENTATIVES OF ANY DOCUMENT OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

     Section 8.5 AMENDMENTS . This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 8.6 GOVERNING LAW; ATTORNMENT . THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ALBERTA AND FEDERAL LAWS OF CANADA APPLICABLE THERETO WITHOUT GIVING EFFECT TO CHOICE OF LAW PRINCIPLES. THE PARTIES HERETO AGREE THAT THE COURTS OF THE PROVINCE OF ALBERTA SHALL HAVE EXCLUSIVE JURISDICTION TO DETERMINE ALL DISPUTES AND CLAIMS ARISING BETWEEN THE PARTIES HERETO.

     Section 8.7 COUNTERPARTS . This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to be one and the same instrument.

     Section 8.8 HEADINGS . Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

     Section 8.9 INTERPRETATION . In this Agreement:

     (a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

     (b) The words “include”, “includes” and “including” are not limiting.

     (c) “Affiliate” means, with respect to any Person, a second Person that, directly or indirectly, is in control of, is controlled by, controls or is under common control with such first Person or is an officer, director, general partner, managing member or trustee of such Person or Affiliate of such Person. For purposes of this definition, control shall include the ownership of 50% or more of the legal or beneficial interest in any Person or the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     (d) “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in Edmonton, Alberta, Canada are authorized by law to close.

     (e) “Excluded Business” means the following business activities:

     (i) the Canadian contract drilling operations, the well service rig and workover rig operations and the snubbing services carried out by and through Precision Limited Partnership, Four Lakes Precision Drilling Limited Partnership and Arrowstar Drilling Partnership;

     (ii) the camp and catering business carried out by and through LRG Catering Ltd.;

     (iii) the supply, procurement and distribution business carried out by and through Columbia Oilfield Supply Ltd.;

     (iv) the equipment, engineering, design, development, manufacturing, repair and certification business carried out by and through Precision Limited Partnership or Rostel Industries Ltd.;

     (v) the procurement for use, sale, distribution and sub-licensing of certain drilling equipment, including mud pumps, manufactured in China carried out by and through P.D. Holdings Inc., Precision Drilling Corporation, Precision Partnership and Rostel Industries Ltd.;

     (vi) the oilfield rental services business carried out by and through Precision Rentals Ltd.; and

     (vii) the Industrial Services business (which includes but is not limited to chemical cleaning, industrial vacuuming, high pressure water blasting, dredging and dewatering), the Mechanical Services business (which includes but it not limited to insulation, bolting and machining, mechanical maintenance and shutdown services), and the Catalyst Services business (which includes but is not limited to confined space entry, unidense technology and densicat technology) all carried out by and through CEDA Holdings Ltd. and its subsidiaries.

     (f) “Governmental Authority” means any federal, national, state, provincial or local government or any subdivision thereof or any arbitrator, court, administrative or regulatory agency, commission, department, board or bureau or body or other government or authority or instrumentality or any entity or Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     (g) “Hired Employee” means (i) all Employees of Seller or any of its Subsidiaries who are employed by any of the Seller Companies prior to the Closing Date and (ii) the individuals identified on Schedule 8.9(g) of the Seller Disclosure Letter who accept Purchaser’s offer of employment with Purchaser or any of its Subsidiaries at or immediately following the Closing.

     (h) “Knowledge” means (i) with respect to Seller or any of the Seller Companies, the actual knowledge of Hank B. Swartout, Dale E. Tremblay, Michael J. McNulty, John R. King, Ian Kelly, Robert German, Harold R. Zimmer, Dean Miskiman, Jan M. Campbell, Pat McCollum, Theresa Black and Brian Petovello, or facts that any of such individuals should have known after reasonable inquiry of the matter in question, including inquiry of the Person or Persons employed or retained by Seller or the Seller Companies who have primary responsibility over the matter in question, and (ii) with respect to Purchaser or either of the Purchaser Subs, the actual knowledge of Bernard J. Duroc-Danner, Lisa W. Rodriguez, Burt M. Martin, Andrew P. Becnel, James Hudgins, or facts that any of such individuals should have known after reasonable inquiry of the matter in question, including inquiry of the Person or Persons employed or retained by Purchaser who have primary responsibility over the matter in question.

     (i) “Person” or “person” means an individual, a corporation, a limited liability company, an unlimited liability company, a partnership, an association, a trust or other entity or organization, including any government and any agency or instrumentality thereof.

     (j) “Purchaser Material Adverse Change” means an event, condition, action or occurrence that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to (A) the business, assets and liabilities (taken together), results of operations, condition (financial or otherwise) or prospects of Purchaser and its Subsidiaries on a consolidated basis except to the extent that such adverse effect results from (i) general economic, regulatory or political conditions or changes therein in the United States or the other countries in which Purchaser and its Subsidiaries operates (including, without limitation, changes in applicable laws or regulations); (ii) financial or securities market fluctuations or conditions; or (iii) changes in, or events or conditions affecting, the petroleum drilling or services industries generally (including, without limitation, changes resulting from the price of oil, gas, natural gas liquids or other hydrocarbon products); or (B) the ability of Purchaser to consummate the transactions contemplated by this Agreement or fulfill the conditions to closing set forth in Article 6.

     (k) “Seller Material Adverse Change” means an event, condition, action or occurrence that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (A) the business, assets and liabilities (taken together), results of operations, condition (financial or otherwise) or prospects of the Seller Companies on a consolidated basis except to the extent that such adverse effect results from (i) general economic, regulatory or political conditions or changes therein in the United States or the other countries in which Seller or any of the Seller Companies operates (including, without limitation, changes in applicable laws or regulations); (ii) financial or securities market fluctuations or conditions; or (iii) changes in, or events or conditions affecting, the petroleum drilling or services industries generally (including, without limitation, changes resulting from the price of oil, gas, natural gas liquids or other hydrocarbon products); or (B) the ability of Seller to consummate the transactions contemplated by this Agreement or fulfill the conditions to closing set forth in Article 6.

     (l) “Seller Retained Liabilities” means any and all indebtedness, liabilities and obligations of any of the Seller Companies or any of them in existence at or attributable to periods prior to and including the Closing, to the extent not reflected in the Closing Date Balance Sheet or the Seller Disclosure Letter including, without limitation, (a) any liability or claim for liability (whether in contract, in tort or otherwise, and whether or not successful) related to any Employee including, without limitation, any workers’ compensation or worker injury claim or any termination or severance obligations for any Employee described in Section 5.9(g) hereof; (b) any liability or claim for liability (whether in contract, in tort, or otherwise, and whether or not successful) related to the administration or termination of, or any benefits under, any Seller Plan; (c) any obligation, liability or claim for liability (whether in contract, in tort or otherwise, and whether or not successful) of Seller or any of the Seller Companies to Seller or any of its other Subsidiaries or any of their Affiliates described in Section 5.8 hereof; (d) all fees and expenses of Seller or any of the Seller Companies described in Section 3.17 or Section 5.8 hereof, and (e) without restricting the generality of the foregoing, any and all liabilities, debts and obligations of any of the Seller Companies or any of their Affiliates arising from, relating to or based upon the matters described in Section 5.11, Section 5.12 and Schedule 5.12 of the Seller Disclosure Letter. The indebtedness, liabilities and obligations of Seller or any of the Seller Companies described above shall constitute the “Seller Retained Liabilities” notwithstanding that claims in respect of such indebtedness, liabilities or obligations arose, or claims in respect thereof were made, after the Closing Date.

     (m) “Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner.

     Section 8.10 WAIVERS . Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder. The failure of any party to this Agreement to assert any of its rights under this Agreement shall not constitute a waiver of such rights.

     Section 8.11 SEVERABILITY . Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     Section 8.12 ENFORCEMENT OF AGREEMENT; LIMITATION ON DAMAGES . The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court in Alberta, Canada, this being in addition to any other remedy to which they are entitled at law or in equity. IN NO EVENT SHALL ANY PARTY BE LIABLE IN RESPECT OF THIS AGREEMENT FOR PUNITIVE OR EXEMPLARY DAMAGES.

     Section 8.13 OBLIGATION OF SUBSIDIARIES . Whenever this Agreement requires any of the Subsidiaries of Purchaser or Seller (or their respective successors) to take any action prior to the Closing, such requirement shall be deemed to include an undertaking on the part of each of Purchaser or Seller, respectively, to cause such action to be taken and a guarantee of the performance thereof.

     Section 8.14 SURVIVAL . The representations and warranties of the parties contained in this Agreement shall not survive the Closing. Except to the extent set forth herein, all of the covenants of the parties to this Agreement shall survive the Closing and shall remain in full force and effect indefinitely. To the extent that the survival period for the covenants provided herein exceeds a limitation period provided by the Limitations Act (Alberta), this Agreement shall be deemed to constitute an agreement within the meaning of Section 7 of the Limitations Acts (Alberta) expressly providing for the extension of a limitation period provided by the Limitations Act (Alberta).

     Section 8.15 EXTENSION; WAIVER . At any time prior to the Closing, each party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

     Section 8.16 DEFINITIONS . The following capitalized terms are used in this document with the meanings set forth in the indicated sections of this Agreement:

Affiliate	Section 8.9(c)
Aggregate Purchase Price	Section 2.1(a)
Agreed Organizational Structure	Section 5.12
Agreement	First Sentence
ASC	Section 3.7(a)
Business	Section 3.4
Business Day	Section 8.9(d)
Cash Consideration	Section 2.1(a)(i)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Date Balance Sheet	Section 2.2(a)
Closing Working Capital and PP&E Value	Section 2.2(a)
Code	Section 3.10(i)
Confidentiality Agreement	Section 5.4
Damages	Section 6.2(a)
December 31 Working Capital and PP&E Value	Section 2.2(a)
Disclosure Letter	Section 8.17
Documents and Other Papers	Section 5.19
Employees	Section 3.11(a)
Environmental Condition	Section 3.13(a)(i)
Environmental Laws	Section 3.13(a)(ii)
Environmental Permits	Section 3.13(a)(iii)
ERISA	Section 4.11
Exchange Act	Section 3.6(b)
Excluded Business	Section 8.9(e)
Final Statement	Section 2.2(a)
Foreign Plan	Section 4.11
Governmental Authority	Section 8.9(f)
Hazardous Materials	Section 3.13(a)(iv)
Hired Employee	Section 8.9(g)
HSR Act	Section 3.6(b)
Insider	Section 3.25
Intellectual Property	Section 3.14
Knowledge	Section 8.9(h)
License Agreements	Section 5.7
Liens	Section 1.1
NYSE	Section 3.7(a)
PP&E	Section 2.2(a)
Person	Section 8.9(i)
Proposed Restructuring	Section 5.12(b)
Purchaser	First Sentence
Purchaser Common Stock	Section 4.3(a)
Purchaser Disclosure Letter	Article 4
Purchaser Material Adverse Change	Section 8.9(j)
Purchaser Permits	Section 4.4
Purchaser Preferred Stock	Section 4.3

Purchaser Reports	Section 4.6
Purchaser Stock Plans	Section 4.11
Registration Rights Agreement	Section 5.6
Regulatory Filings	Section 3.6(b)
SEC	Section 3.7
Securities Act	Section 3.6(b)
Seller	First Sentence
Seller Acquisition Proposal	Section 5.2(a)
Seller Bargaining Agreements	Section 3.12(a)
Seller Companies	Section 3.1
Seller Companies Financial Statements	Section 3.7
Seller Disclosure Letter	Article 3
Seller Material Adverse Change	Section 8.9(k)
Seller Material Contracts	Section 3.19(a)
Seller Permits	Section 3.5
Seller Plans	Section 3.11(c)
Seller Reports	Section 3.7(a)
Seller Represented Employees	Section 3.12(b)
Seller Retained Liabilities	Section 8.9(l)
Seller Subs	Recitals
Shares	Section 1.1
Stock Consideration	Section 2.1(a)(ii)
Stock Purchase	Recitals
Subsidiary	Section 8.9(m)
Tax	Section 3.10(o)
Tax Return	Section 3.10(o)
Taxes	Section 3.10(o)
Transition Services Agreement	Section 5.7
TSX	Section 3.7(a)
Waste Materials	Section 3.13(a)(v)

     Section 8.17 DISCLOSURE LETTERS . The parties acknowledge and agree that (a) the Seller Disclosure Letter and the Purchaser Disclosure Letter (each a “Disclosure Letter”) may include certain items and information solely for informational purposes for the convenience of the other party and (b) the disclosure by either party of any matter in its Disclosure Letter shall not be deemed to constitute an acknowledgment by such party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material. If any Disclosure Letter discloses in any section or schedule thereof an item or information in such a way as to make its relevance to the disclosure required by another section or schedule thereof readily apparent, the matter shall be deemed to have been disclosed in such other schedule, notwithstanding the omission of an appropriate cross-reference to such other schedule.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

PRECISION DRILLING CORPORATION

By:	/s/ HANK B. SWARTOURT

Name:	Hank B. Swartout
Title:	Chairman, President and Chief Executive Officer

WEATHERFORD INTERNATIONAL LTD.

By:	/s/ BERNARD J. DUROC-DANNER

Name:	Bernard J. Duroc-Danner
Title:	Chairman of the Board, President and Chief Executive Officer